Exhibit 3

Description of the Registrant and Recent Developments

This description of the Council of Europe Development Bank (the “CEB” or the “Bank”) is dated April 12, 2016 and appears as Exhibit 3 to the Annual Report on Form 18-K of CEB for the fiscal year ended December 31, 2015.

THE DELIVERY OF THIS DOCUMENT AT ANY TIME DOES NOT IMPLY THAT THE INFORMATION IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE. THIS DOCUMENT (OTHERWISE THAN AS PART OF A PROSPECTUS CONTAINED IN A REGISTRATION STATEMENT FILED UNDER THE U.S. SECURITIES ACT OF 1933) DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OF COUNCIL OF EUROPE DEVELOPMENT BANK.

PRESENTATION OF FINANCIAL INFORMATION

The capital of the CEB is denominated, and its accounts are kept, in euro. As used herein, the terms “euros”, “EUR” and the euro sign (€) refer to the single European currency of the member States of the European Union (“EU”) participating in the euro, and the terms “dollars”, “U.S. dollars”, “USD” and the dollar sign ($) refer to United States dollars.

Any discrepancies in the tables included in this annual report between the amounts and the totals thereof are due to rounding.

EXCHANGE RATE INFORMATION

The table below sets forth, for the periods indicated, information concerning the EUR/USD reference rate as published by the European Central Bank. No representation is made that the euro or U.S. dollar amounts referred to herein could be or could have been converted into U.S. dollars or euros, as the case may be, at any particular rate or at all. No representation is made that euro amounts actually represented, or have been or could be converted into, U.S. dollars at such rates or at any other rates on any of the dates indicated.

On April 11, 2016 the reference rate for the euro was $1.1390.

	High	Low	Period Average(1)	Period End
2016
April (2)	1.1432	1.1336	1.1376	1.1390
March	1.1385	1.0856	1.1100	1.1385
February	1.1347	1.0884	1.1093	1.0888
January	1.0920	1.0742	1.0860	1.0920
2015
December	1.0990	1.0600	1.0877	1.0887
November	1.1032	1.0579	1.0736	1.0579
October	1.1439	1.0930	1.1235	1.1017
2015	1.2043	1.0552	1.1095	1.0887
2014	1.3953	1.2141	1.3285	1.2141
2013	1.3814	1.2768	1.3281	1.3791
2012	1.3454	1.2089	1.2848	1.3194
2011	1.4882	1.2889	1.3917	1.2939

(1)	Computed using the average of the exchange rates for euros on each business day during the relevant monthly or annual period.
(2)	Through April 11, 2016.

THE COUNCIL OF EUROPE DEVELOPMENT BANK

Overview

The Council of Europe Development Bank is a multilateral development bank with a social vocation.

The CEB was established in 1956 by eight Council of Europe member states pursuant to a Partial Agreement between those states (the “Partial Agreement”). The Bank is governed by the Third Protocol to the General Agreement on Privileges and Immunities of the Council of Europe of March 6, 1959 (the “Protocol”), by its Articles of Agreement as amended (the “Articles”) and by regulations issued pursuant to the Articles. The CEB falls under the supreme authority of the Council of Europe but is legally separate and financially autonomous from it. The Bank is solely responsible for its own indebtedness. Currently, 41 European states are members of the Bank (the “Member States”)1.

Originally, the Bank’s primary purpose was to finance social programs related to the resettlement of refugees migrating to and between European countries in the aftermath of World War II. The Bank later extended the scope of its activities to providing aid to victims of natural or ecological disasters and to supporting other social objectives directly contributing to strengthening social cohesion in Europe. These other social objectives currently include education and vocational training, health, housing for low-income persons, supporting micro, small and medium-sized enterprises (“MSMEs”), improving living conditions in urban and rural areas, protection of the environment, protection of historic and cultural heritage, and infrastructure of administrative and judicial public services. See “Operations”.

In order to serve these objectives, the Bank grants or guarantees long-term loans to its Member States or institutions approved by them. Since its inception, the CEB has disbursed approximately €41 billion in loans. The CEB’s loans and guarantees typically cover only part of the cost of any project, supplementing each borrower’s own funds and credits from other sources, which may include other multilateral lending institutions. With certain exceptions, the Bank generally does not lend more than 50% of the cost of a project. As of December 31, 2015, the CEB had the equivalent of €13.1 billion of loans outstanding, excluding interest receivable and fair value adjustments of loans hedged by derivative instruments.

The CEB funds its operations primarily through debt offerings in the international capital markets. As of December 31, 2015, the Bank had total outstanding funded debt (debt securities, including interest payable thereon and value adjustments of debt securities hedged by derivative instruments) of €19.5 billion. The Bank’s capital consists of participating certificates which are subscribed to by its Member States. Starting with subscribed capital equivalent to €5.7 million in 1956, the Bank had subscribed capital of €5.5 billion as of December 31, 2015. See “Capital Structure”. As of December 31, 2015, €612.2 million of the Bank’s subscribed capital has been paid in.

The Governing Board may, upon a proposal of the Administrative Council, make calls upon subscribed and unpaid capital in order to enable the CEB to meet its obligations, including repaying the Bank’s indebtedness. Since the CEB’s inception, no such calls have ever been made. In addition, the Governing Board may, upon a proposal of the Administrative Council, decide to increase the Bank’s subscribed capital, as it did on February 4, 2011 when it approved the Bank’s sixth capital increase. See “Capital Structure”.

The CEB is supervised by a Governing Board and an Administrative Council, each of which are composed of representatives of each of the Member States. The Bank is represented in all of its transactions and legal proceedings by a Governor appointed for a five-year term by the Governing Board. The Bank’s operational headquarters are located at 55, avenue Kléber, 75116 Paris, France.

Legal Status

The CEB was established on April 16, 1956 pursuant to the Articles adopted by the Committee of Ministers of the Council of Europe (the “Committee of Ministers”). The Committee of Ministers is the Council of Europe’s decision-making body. It comprises the ministers of foreign affairs of all member states of the Council of Europe, or their permanent diplomatic representatives in Strasbourg, France. The Articles form an integral part of the Protocol that also governs the CEB. The Protocol endows the CEB with a separate juridical personality with the capacity to enter into contracts, acquire and dispose of property, institute legal proceedings and carry out transactions related to its statutory purposes. The Protocol also grants the CEB various privileges and immunities in the Member States, including (a) an exemption from all direct taxes, (b) freedom of its property and assets from governmental restrictions, regulations, controls and moratoria of any nature, (c) immunity of its property and assets from search, requisition, confiscation, expropriation or any other form of distraint by executive or legislative action, and (d) immunity of its property and assets from all forms of seizure, attachment or execution before the delivery against the CEB of a final enforceable judgment rendered by a court of competent jurisdiction. By virtue of the Protocol, the CEB is subject to a national law only to the extent expressly agreed to by the CEB and to the extent that national law does not derogate from the Protocol or the Articles. However, notwithstanding certain exceptions, the Protocol subjects the CEB to the jurisdiction of the courts of its Member States and those states where the CEB has contracted or guaranteed loans.

[1]	See “—Member States” below for further details.

Member States

According to the Articles, members of the CEB may include member states of the Council of Europe, or, upon the Bank’s authorization, a European state which is not a member of the Council of Europe or an international institution with a European focus. No such international institution has ever been a member of the Bank.

The number of Member States of the Bank has increased from 22 in 1991 to 41 in 2015 as a result of new Member States joining primarily from Central and Eastern Europe. The current members of the Bank and their dates of accession are set forth in the table below:

MEMBER STATES OF THE COUNCIL OF EUROPE DEVELOPMENT BANK AND YEAR OF ACCESSION

Albania	1999	Liechtenstein	1976
Belgium	1956	Lithuania	1996
Bosnia and Herzegovina	2003	Luxembourg	1956
Bulgaria	1994	Malta	1973
Croatia	1997	Moldova (Republic of)	1998
Cyprus	1962	Montenegro	2007
Czech Republic	1999	Netherlands	1978
Denmark	1978	Norway	1978
Estonia	1998	Poland	1998
Finland	1991	Portugal	1976
France	1956	Romania	1996
Georgia	2007	San Marino	1989
Germany	1956	Serbia	2004
Greece	1956	Slovak Republic	1998
Holy See	1973	Slovenia	1994
Hungary	1998	Spain	1978
Iceland	1956	Sweden	1977
Ireland	2004	Switzerland	1974
Italy	1956	“the former Yugoslav Republic of Macedonia”	1997
Kosovo	2013	Turkey	1956
Latvia	1998

Relationship with the Council of Europe

Founded in 1949, the Council of Europe is a 47-member international organization that works to protect human rights, pluralist democracy and the rule of law; to promote awareness and encourage the development of Europe’s cultural identity and diversity; to find common solutions to the challenges facing European society; and to consolidate democratic stability in Europe by backing political, legislative and constitutional reform. Most countries in Europe are members of the Council of Europe.

Only two member states of the EU — Austria and the United Kingdom — are members of the Council of Europe but not of the CEB. The Holy See, while a member of the CEB, is not a member of the Council of Europe but an observer to the Committee of Ministers. Kosovo is a member of the CEB but not of the Council of Europe.

The CEB was established pursuant to the Partial Agreement between those Council of Europe member states that wished to become members of the CEB. As a general matter, partial agreements permit member states of the Council of Europe to engage in Council of Europe activities without the approval of all member states. Activities governed by a partial agreement remain an activity of the Council of Europe in the same way as other Council of Europe activities, except that activities pursuant to partial agreements are endowed with their own budgets and working methods determined only by the member states which have entered into the partial agreement. A “Secretariat of the Partial Agreement” acts as a liaison between the Council of Europe and the CEB. The relationship between the two organizations is also guided in practice by the Articles, the Protocol, and various rules of procedure for the Bank’s governing bodies.

The CEB acts under the supreme authority of the Council of Europe, and its social objectives are in line with those of the Council of Europe. The CEB’s statutory purposes cannot be changed except with the approval of the Committee of Ministers. In addition, the Council of Europe must be regularly informed of the CEB’s activities, and the CEB’s Governing Board is required to state a position on any recommendations and opinions concerning the Bank that the Committee of Ministers and the Parliamentary Assembly of the Council of Europe may transmit to it. The Secretary General of the Council of Europe is also permitted to participate in, or be represented at, meetings of the CEB’s Governing Board and Administrative Council, without the right to vote. Finally, the Council of Europe also evaluates projects from a political and social perspective as described below under “—Framework and Policies Underlying Activities—Approval process for financing”.

Except as noted herein, however, the CEB is separate from the Council of Europe, is governed by separate supervisory and administrative bodies and maintains its own sources of revenues and financial operations.

Cooperation with the European Union and Other International Institutions

Over the years, the CEB has forged partnerships with other international organizations and donors to bring additional financing and greater expertise to the projects it supports. In additions to its natural links with the Council of Europe, the CEB has become a partner of choice to the EU and regularly cooperates with other international financial institutions (“IFIs”), as well as with several United Nations specialized agencies. The CEB takes part in the following programs:

•	the Regional Housing Programme (“RHP”), which is aimed at providing durable housing solutions for refugees and displaced persons within the Western Balkans and which was developed by Bosnia and Herzegovina, Croatia, Montenegro and Serbia with the support of the European Commission, the United Nations High Commissioner for Refugees (UNHCR), the Organization for Security and Co-Operation in Europe (OSCE), the United States of America, as well as other international donors, and in the context of which the CEB manages contributions from donors as well as provides technical and administrative services;

•	the Western Balkans Investment Framework, in which the CEB participates together with the EU, the European Investment Bank (“EIB”), the European Bank for Reconstruction and Development (“EBRD”) and donors and which aims at facilitating access to European financings for the countries in the Western Balkans;

•	the Neighbourhood Investment Facility, which combines grants from the EU and donor states with loans from financial institutions (including the EIB, the EBRD and the CEB) in favor of countries eligible under the European Neighbourhood Policy Instrument and which aims at mobilizing additional funding to cover the investment needs of the EU neighboring region for infrastructures in sectors such as transport, energy, the environment and social issues (e.g. construction of schools or hospitals);

•	tripartite financing facilities, which combine loans from the CEB and Kreditanstalt für Wiederaufbau (KfW) and grants from the Commission and whose funding is used to finance investments intended to create or maintain jobs in MSMEs, local infrastructure for municipalities and energy efficiency projects in CEB member states of Central and Eastern Europe;

•	the EU Platform for Blending in External Cooperation (EUBEC), which provides recommendations and guidance on the use of blending in the external cooperation of the EU to unlock additional public and private resources. Blending is a tool which combines EU grants with other public and private sector resources such as loans and equity in order to leverage additional non-grant financing;

•	the European Platform for Roma Inclusion, set up by the European Commission, which brings together national governments, the EU, international organizations and Roma civil society representatives with the aim of stimulating cooperation and exchanges of experience on successful Roma integration policies and practices;

•	the European Local Energy Assistance (ELENA), a facility that provides grants to public entities for the development of investment programs related to energy efficiency projects; and

•	the Eastern Europe Energy Efficiency and Environmental Partnership (E5P), a fund that combines contributions from the EU and donor countries in favor of municipal investments in energy efficiency and environmental projects in Armenia, Azerbaijan, Belarus, Georgia, the Republic of Moldova and Ukraine.

At the end of 2015, the balance of fiduciary accounts related to the RHP and of fiduciary accounts funded entirely or mainly by the EU stood at €117 million. Accounts related to the RHP accounted for the vast majority of this balance, i.e., 85% of the total.

In 2015, the CEB successfully completed the EU’s Pillar Assessment, an evaluation of all organizations which manage funds on behalf of the EU with the aim of ensuring that their operating procedures meet international best practices. The CEB previously passed such an assessment in 2010.

The CEB has also signed Memoranda of Understanding or other co-operation agreements with the EBRD, the European Stability Mechanism (ESM), the World Bank Group, the Nordic Investment Bank, the Asian Development Bank, the EIB, KfW, the United Nations Children’s Fund (UNICEF) and the Office of the United Nations High Commissioner for Refugees (UNHCR). The amount of grants approved by the CEB in the framework of these Memoranda of Understanding stood at €10 million at the end of 2015. Furthermore, the Bank maintains a collaboration with other UN agencies, such as the World Health Organization and the International Organization for Migration.

Migrant and Refugee Fund

In response to the recent increase in the number of migrants seeking asylum in Europe, the CEB in 2015 set up the Migrant and Refugee Fund (“MRF”), a new grant-based financial instrument to help Member States deal with migrant and refugee flows. Following a proposal by the Governor, the CEB’s Administrative Council unanimously approved the establishment of the MRF in October 2015.

The MRF supports CEB Member States’ efforts to ensure that migrants and refugees who arrive on their territory enjoy basic human rights, such as shelter, food and medical aid, as well as personal security. The MRF may also be used to help Member States integrate these populations and enable them to rebuild their lives in dignified conditions.

The MRF is endowed with a €5 million contribution from the CEB and is additionally supported by contributions from donors. At year-end 2015, total contributions to the fund amounted to €15 million, while nine grants in the aggregate amount of €13.7 million had been approved.

CEB as ODA-Eligible International Organization

In 2014, the CEB was added to the list of Official Development Assistance (“ODA”)-eligible international organizations. ODA is a term coined by the Development Assistance Committee (DAC) of the Organisation for Economic Co-operation and Development (“OECD”) that is widely used to measure international aid flows from donors to developing countries to support their economic development. ODA is the key measure used in practically all aid targets and assessments of aid performance. In reporting their ODA, donor countries refer to a list of ODA-eligible international organizations. Contributions to these organizations, which are not earmarked, may be reported as ODA in whole or in part.

The CEB’s ODA eligibility recognizes the concessional character (at least partially) of CEB’s lending and its grant element. It also aligns CEB with its peers, such as the Asian Development Bank, the Black Sea Trade and Development Bank, the EBRD, the EIB and the World Bank Group, all of which are already listed as ODA-eligible international organizations.

Framework and Policies Underlying Activities

Objectives of the CEB

Established in 1956 in order to finance social programs for European refugees, the CEB’s scope of action has progressively broadened to include other objectives that contribute to strengthening social cohesion within Europe. These objectives are organized along “sectoral lines of action”, which are currently (i) “strengthening social integration”, which includes social housing for low-income persons, aid to refugees, migrants and displaced persons and the improvement of living conditions in urban and rural areas; (ii) “managing the environment”, which includes environmental protection, assistance in case of natural or ecological disasters and protection and rehabilitation of historic and cultural heritage; (iii) “supporting public infrastructure with a social vocation”, which includes initiatives in the sectors of health, education and vocational training, and infrastructure of administrative and judicial public services; and (iv) “supporting micro, small and medium-sized enterprises”, which focuses on the creation and preservation of viable jobs, in particular in MSMEs. For more detailed information on the Bank’s operations along its sectoral lines of action, see “Operations”.

Financing methods

The CEB operations primarily consist of providing loans for investment projects of a social nature.

The CEB grants loans to the following counterparties: (i) Member States of the Bank; (ii) any legal entity approved and guaranteed by a Member State; and (iii) any legal entity approved by one of the CEB’s Member States if the Administrative Council deems the loan to carry sufficient guarantees. Any such loan may, under certain conditions, benefit from interest rate subsidies from an account known as the Social Dividend Account, which is described below.

In addition to granting loans, the Bank may also provide guarantees to financial institutions approved by a Member State for loans that further the Bank’s statutory purposes as set forth in the Articles, although in practice the Bank has only very rarely done so and such guarantees have accounted for only a small part of the Bank’s historical activity.

General project financing guidelines

The CEB carries out its mission within the strategic framework of a formal development plan that describes the objectives underpinning the CEB’s actions and sets forth guidelines for its activity in the medium term in relation to the operational context within which the Bank operates.

General guidelines for the CEB’s project financing activity are set out in the Bank’s development plan for 2014–2016 (the “Development Plan 2014–2016”), as well as in the CEB’s policy framework for loan and project financing (the “Loan and Project Financing Policy”) and, from an operational perspective, in an operational manual called the CEB Handbook for the Preparation and Implementation of Projects. For additional information on the Bank’s development plan, see “—Development Plan 2014–2016” below.

According to the Loan and Project Financing Policy, a CEB borrower may be a Member State, a central or local government entity, a financial institution or any other public or private entity. At the request of the CEB, a borrower’s commitments may be guaranteed by a third party. The guarantor may be a Member State, a government entity, a financial institution or any other public or private legal entity approved by the CEB.

The CEB’s share of the financing generally may represent up to 50% of the total eligible cost of a project. This share may be higher, up to a limit of 90%, depending on the social impact of a project, the scarcity of alternative financing sources and the extent to which the CEB plays a key role in guiding the project’s preparation and implementation, among other factors.

The CEB’s loan share may also be higher for projects implemented in the Bank’s 22 “target countries” in Central, Eastern and Southeastern Europe, namely Albania, Bosnia and Herzegovina, Bulgaria, Croatia, Cyprus, the Czech Republic, Estonia, Georgia, Hungary, Kosovo, Latvia, Lithuania, Malta, The Republic of Moldova, Montenegro, Poland, Romania, Serbia, the Slovak Republic, Slovenia, “the former Yugoslav Republic of Macedonia” and Turkey (collectively, the “Target Countries”).

Costs eligible for CEB financing include those incurred in connection with surveys or studies; technical project supervision; acquisition and development of land; construction, renovation and modernization or purchase of buildings; installation of basic infrastructure; purchase of materials and equipment; training of staff; and certain contingent events. Financial costs or investments (such as debt repayment, refinancing, interest charges or acquisition of interest in the capital of an enterprise) are generally not eligible for CEB financing.

The principal financing instruments for the CEB’s loan operations are as follows:

•	Project Loans are the CEB’s direct loans to an entity to finance a predefined investment or a group of related investments, based on strict monitoring during implementation. The investments financed through a CEB Project Loan are normally concentrated in one of the Bank’s sectors of action.

•	CEB Program Loans are made to intermediary institutions or public entities in order to finance a program of diverse investments (small, individual projects or sub-projects) and multi-project programs in one or several CEB sectors of action (multi-sector).

•	Public Sector Financing Facility (“PFF”) loans are a CEB financing instrument introduced by the Development Plan 2014–2016. For the PFF, which is an instrument intended for public entities whose funding is primarily budget-based and which aims to remedy temporary interruptions in funding flows and ensure continuity of investments in the social sectors, eligible costs include on-going investment contracts and maintenance costs (excluding certain personnel costs), financial costs, taxes and non-cash items such as depreciation.

•	In the case of EU Co-Financing Facility (“ECF”) loans, eligible costs are those defined by the relevant EU regulations or fund-specific rules, as complemented by national rules. ECF loans were introduced as one of the CEB’s new financing instruments by the Development Plan 2014–2016 and are intended to facilitate the absorption and use of available EU grants by the Bank’s Member States for addressing their social investment needs in the CEB’s sectors of action.

High social value projects financed by the Bank may, upon proposal by the Governor, benefit from an interest rate subsidy or receive technical assistance, grants or guarantees from the Social Dividend Account (“SDA”), formerly known as the Selective Trust Account. On an exceptional basis, the SDA can also provide grant contributions in the form of donations responding to emergency situations or as a contribution to a common cause in the Member State.

The SDA is a special account that was first established in 1995 to provide interest rate subsidies and grants in eligible countries for eligible projects. With a view to increasing the CEB’s social added value, the SDA’s scope was expanded in March 2013 and it now also provides financing for project-related technical assistance and guarantees. The SDA is funded with allocations received from the Bank’s Member States through dividends allocated upon appropriation of the Bank’s profit. It may also be funded by voluntary contributions from the Bank’s Member States or the member states of the Council of Europe. Interest rate subsidies, grants, technical assistance and guarantees from the SDA are approved on a case-by-case basis by the Administrative Council. The SDA is aimed at priority groups such as refugees, displaced populations, migrants or populations affected by natural or ecological disasters, and vulnerable groups such as populations living below the poverty threshold (defined as less than 60% of the national average income), abandoned children, children in vulnerable situations, persons with disabilities and ethnic minorities.

For more information regarding the SDA, see Note K (“Social Dividend Account”) to the Bank’s audited financial statements.

Approval process for financing

Applications for project financing, which may in certain instances be prepared with the technical assistance of the Bank, are sent to the Secretary General of the Council of Europe and the Governor of the CEB. The application must be accompanied by a letter of transmittal from the Member State requesting financing, and, if the requesting Member State approves a project in favor of a third-party country, the latter will be asked to send a letter of consent to the Secretariat of the Partial Agreement allowing the CEB to monitor the project in accordance with its procedures. Upon receipt of the letter(s) and the application, the Council of Europe evaluates the proposal and prepares an opinion as to the project’s conformity with the political and social aims of the Council of Europe. This opinion helps to ensure the coherence of the CEB’s activities with the social goals of the Council of Europe. In parallel, the Governor of the Bank prepares a loan document, i.e., a project presentation report concerning the technical and financial aspects of the project. The loan document describes the borrower and the project and contains the financial elements required to assess the credit risk linked to the borrower and, where applicable, to the guarantor. The social value of each project is evaluated based on a comprehensive “two-pronged” approach assigning both (i) a project/program rating which assesses the social value of the project per se and (ii) a country rating which reflects the socio-economic situation of the country in which the project is located. Contributing to improving the screening of projects, this approach allows the Bank to closely measure the social value of each of its projects and their anticipated social outcomes. A qualitative evaluation of the credit risk and the risks linked to the project’s implementation is presented in the conclusion to the report. The Governor’s project presentation report and the Council of Europe’s opinion are then examined by the Administrative Council, which evaluates and approves each loan application according to eligibility criteria defined in the Loan and Project Financing Policy. In addition, projects with borrowers that have, through previous co-operation with the CEB, demonstrated a clear mandate, well-established and effective operational and financial policies and procedures, and the capacity to provide timely and comprehensive reports to the CEB on the relevant financial, physical and social aspects of project implementation, may benefit from the “Conditional Financing Instrument” procedures, which allow for adjusted on-site monitoring procedures.

Project Monitoring

The Bank carries out technical and administrative monitoring of projects from approval to completion, including evaluation of a sample of completed projects by the CEB’s independent Evaluation Department. Monitoring is intended to ensure that the project is carried out in accordance with the loan application approved by the Administrative Council when examining the project and with the agreements entered into between the parties.

In principle, an on-site project monitoring mission is organized by the CEB at least once in the project life cycle. In certain cases, external consultants may be called upon to assist in the monitoring. For each review, a mission report is prepared, the conclusions of which may be communicated to the borrower. The borrower is also required to provide monitoring reports at least once a year and prior to any disbursement, with the exception of the first tranche. This report is prepared by the borrower (or by the project manager, if applicable) using the standard tables attached as an appendix to the applicable framework loan agreement. The Bank prepares an Annual Monitoring Report that examines the results of the monitoring missions carried out in the course of the previous year, analyzes the project monitoring and completion reports provided by each borrower and makes proposals for improving project management. This Annual Monitoring Report is presented to the CEB’s Administrative Council. The Secretariat of the Partial Agreement also prepares an annual report on each project’s social impact. In addition, upon completion of a project, each borrower is required to submit a final report to the Bank presenting a review of the project’s results.

In addition, the Evaluation Department carries out independent ex-post evaluations of a sample number of operations (projects and programs) in line with international evaluation standards and practices in other multilateral development banks, and submits resulting evaluation reports jointly with its Annual Activity Report through the Governor to the Administrative Council.

Development Plan 2014–2016

The Development Plan 2014–2016, as proposed by the Governor and recommended by the Administrative Council, was unanimously approved by the Governing Board on November 22, 2013. The Plan, which took effect on January 1, 2014, seeks to strengthen the Bank’s mission of supporting social investments and its role as a major instrument of solidarity policy in Europe promoting the values of the Council of Europe.

The Development Plan 2014–2016 focuses the Bank’s action on five strategic areas: (i) enhancing support to social investments with additional technical assistance and greater flexibility; (ii) strengthening co-operation with EU funds at the country level; (iii) contributing to bridge the funding gap in the social sectors; (iv) increasing support for job creation and preservation and (v) examining and developing innovative approaches for additional lending and non-lending activities.

The Development Plan 2014–2016 introduced new financing instruments and adapted existing instruments in order to respond more efficiently to the needs of CEB Member States, especially given that the consequences of the financial and economic crisis negatively impacted social cohesion, human capital and the development potential of future generations.

In particular, the support that the CEB has repeatedly provided over recent years to programs financed by EU funds has now been formally highlighted with the introduction of the ECF. This new CEB funding tool better articulates with the characteristics of EU funds and is applicable both within member states of the EU and beyond.

The PFF, intended for public entities whose funding is primarily budget-based, aims to remedy temporary flaws in funding flows and ensure continuity of investments in the social sectors throughout the period of implementation. These new instruments have been included in the provisions of the CEB’s revised Loan and Project Financing Policy.

The Development Plan 2014–2016 further reinforces the on-going support to job creation and preservation in MSMEs, which constitutes a major tool at the Bank’s disposal in its efforts to strengthen social cohesion across its membership base and consolidate the value added of its operations.

Concomitantly, efforts are being expanded in favor of operations in Central, Eastern and Southeastern European countries. Notably, enhanced cooperation with the EU, other multilateral development institutions and donor countries will be of particular importance.

The CEB also continuously considers additional ways to increase the added value of CEB financing through potential cooperation with the private sector (such as private-public partnerships), through risk-sharing mechanisms (especially in support of micro-credit) and through further diversification of the CEB’s non-lending activities.

Alongside the Development Plan 2014–2016, the CEB also adopted a revised prudential framework that took effect on January 1, 2014 (the “Prudential Framework”). It serves to underpin the main tenets of the development plan, as it provides the necessary tools for addressing the new risks prevailing in the current economic and financial environment that will continue to require a rigorous risk management policy. For additional information on the Bank’s Prudential Framework, see “Risk Management—Prudential Framework”.

In November 2015, the Administrative Council and the Governing Board of the CEB approved the roadmap for the next development plan scheduled for approval in November 2016.

CAPITALIZATION AND INDEBTEDNESS

The following table sets forth the CEB’s capitalization and indebtedness as of December 31, 2015. It does not otherwise give effect to any transaction since that date. Since December 31, 2015, there has been no material change in the capitalization of the CEB, except for the issuance of:

(a)	GBP 300 million (approximately EUR 401 million based on the exchange rate at the time of the issuance) 1.125% notes due 2019 under the CEB’s Euro Medium Term Note Program in January 2016;

(b)	EUR 250 million 0.375% notes due 2022 under the CEB’s Euro Medium Term Note Program in January 2016;

(c)	GBP 100 million (approximately EUR 130 million based on the exchange rate at the time of the issuance) 1.250% notes due 2019 under the CEB’s Euro Medium Term Note Program in January 2016; and

(d)	USD 1 billion (approximately EUR 908 million based on the exchange rate at the time of the issuance) 1.625% notes due 2021 under the CEB’s SEC registered U.S. debt shelf program in March 2016.

As of December 31, 2015
(in thousands of euros)
Short-term Debt (1)	2,636,939
Long-term Debt (2)	16,104,266
Equity
Capital (3)
Subscribed	5,472,219
Uncalled	(4,859,802)

Called	612,417

General Reserve (4)	2,029,558
Gains or losses recognized directly in equity	(57,516)
Net profit	127,037

Total Equity	2,711,496

Total Capitalization (5)	18,815,762

(1)	See “Financial Review—Balance Sheet—Funding”. Consists of current portion of long-term debt plus existing debt securities with a maturity of less than one year as of the issue date, excluding accrued interest and value adjustment of debt securities hedged by derivatives.
(2)	See “Financial Review—Balance Sheet—Funding”. Consists of non-current portion of debt securities with a maturity of more than one year as of the issue date, excluding accrued interest and value adjustment of debt securities hedged by derivatives. None of the CEB’s debt is guaranteed by other parties or secured.
(3)	See “Capital Structure—Subscribed, Called and Uncalled Capital”.
(4)	The CEB’s general reserve represents retained earnings and a portion of the contributions paid in by new Member States upon accession. See “Capital Structure—Reserves”.
(5)	Total capitalization consists of long-term debt and total equity.

CAPITAL STRUCTURE

Subscribed, Called and Uncalled Capital

Any European state (member or non-member state of the Council of Europe) may, in principle, become a Member State of the Bank. Each Member State of the Bank is required to subscribe to the Bank’s capital. The amount of capital required to be subscribed by the applicant as a percentage of total subscribed capital is equivalent to the applicant’s anticipated percentage contribution to the budget of the Partial Agreement on the CEB. This amount results from comparing the gross domestic product and the population of the applicant country to those of all Member States combined, with the weighting given to gross domestic product being five times that given to population.

The Bank issues participating certificates, each with a nominal value of €1,000, to its Member States. The number of certificates to be held by each Member State is fixed by the Governing Board and represents that Member State’s subscribed capital. At any given time, however, each Member State is required to pay in only a portion of the subscribed capital represented by its certificates. The minimum percentage of subscribed capital to be paid in is fixed by the Governing Board: currently, it is fixed at 11.1%. Total subscribed capital paid-in and to be paid-in is referred to as “called capital”. Subscribed capital not paid in remains subject to capital calls by the Governing Board. The difference between the subscribed capital and the called capital is referred to as “uncalled capital”.

Although the Member States do not guarantee the CEB’s obligations, the Governing Board may make calls upon subscribed and unpaid capital in order to enable the CEB to meet its obligations, including repaying the Bank’s indebtedness. Since the CEB’s inception, no such calls have been made. In addition, the Governing Board may decide to increase the Bank’s subscribed capital, in which case it sets forth the conditions of such increase, including the percentage of such increased subscribed capital to be paid in and the corresponding payment dates. Capital increases only become effective once the conditions set forth by the Governing Board for such increase have been satisfied (such as a minimum percentage of the capital increase being subscribed). Member States are not required to subscribe to capital increases.

The Bank has had six capital increases since 1956. The CEB launched its sixth capital increase in February 2011, for which the subscription rate was 98%. At December 31, 2015, the Bank’s subscribed capital amounted to €5.5 billion, stable compared to year-end 2014. After profit allocation, the CEB’s own funds (subscribed capital, reserves, gains or losses recognized directly in equity and profit for the year) increased from €7.4 billion at year-end 2014 to €7.6 billion at year-end 2015, as a result of an increase in general reserves, mainly due to the 2014 net profit, €120.0 million of the 2015 net profit and an increase in gains or losses recognized directly in equity.

Capital allocation by Member State, as of December 31, 2015, is presented in the table below:

CAPITAL ALLOCATION

Members	Subscribed capital	Uncalled capital	Called capital	in thousands of euros Percentage of subscribed capital

France	915,770	814,114	101,656	16.735%
Germany	915,770	814,114	101,656	16.735%
Italy	915,770	814,114	101,656	16.735%
Spain	597,257	530,958	66,299	10.914%
Turkey	388,299	345,197	43,102	7.096%
Netherlands	198,813	176,743	22,070	3.633%
Belgium	164,321	146,083	18,238	3.003%
Greece	164,321	146,083	18,238	3.003%
Portugal	139,172	123,724	15,448	2.543%
Sweden	139,172	123,724	15,448	2.543%
Poland	128,260	114,023	14,237	2.344%
Denmark	89,667	79,712	9,955	1.639%
Finland	69,786	62,039	7,747	1.275%
Norway	69,786	62,039	7,747	1.275%
Bulgaria	62,459	55,526	6,933	1.141%
Romania	59,914	53,264	6,650	1.095%
Switzerland	53,824	43,229	10,595	0.984%
Ireland	48,310	42,948	5,362	0.883%
Hungary	44,788	39,816	4,972	0.818%
Czech Republic	43,037	38,260	4,777	0.786%
Luxembourg	34,734	30,878	3,856	0.635%
Serbia	25,841	22,973	2,868	0.472%
Croatia	21,376	19,003	2,373	0.391%
Cyprus	19,882	17,676	2,206	0.363%
Slovak Republic	18,959	16,854	2,105	0.346%
Albania	13,385	11,899	1,486	0.245%
Latvia	12,808	11,387	1,421	0.234%
Estonia	12,723	11,311	1,412	0.233%
“the former Yugoslav Republic of Macedonia”	12,723	11,311	1,412	0.233%
Lithuania	12,588	11,191	1,397	0.230%
Slovenia	12,295	10,930	1,365	0.225%
Iceland	10,144	9,018	1,126	0.185%
Malta	10,144	9,018	1,126	0.185%
Georgia	9,876	8,780	1,096	0.180%
Bosnia and Herzegovina	9,689	8,614	1,075	0.177%
Montenegro	6,584	5,853	731	0.120%
Kosovo	6,559	5,831	728	0.120%
Moldova (Republic of)	5,488	4,878	610	0.100%
San Marino	4,867	4,206	661	0.089%
Liechtenstein	2,921	2,374	547	0.053%
Holy See	137	107	30	0.003%

Total 2015	5,472,219	4,859,802	612,417	100.000%

Total 2014	5,472,219	4,859,802	612,417

Reserves

The CEB’s general reserves are derived principally from the Bank’s profit. Acting upon annual recommendations of the Administrative Council and final resolutions of the Governing Board, the Bank has historically allocated substantially all of its profits towards reserves. In addition, reserves have increased over the years as a result of the accession of new Member States, which are not only required to subscribe to the Bank’s capital and to contribute the amount required to be paid in, but also to contribute to the general reserves in proportion to their share in the capital. For a discussion of Kosovo’s subscribed and paid-in capital and contribution to reserves in connection with its accession to the CEB, see Note M (“Capital”) to the Bank’s audited financial statements.

At year-end 2015, reserves increased to €2.03 billion compared to €1.90 billion at year-end 2014 as a result of €134 million of profit allocated to the general reserves.

OPERATIONS

Introduction

The CEB aims to contribute to the strengthening of social cohesion in Europe through long-term lending to governments, local and regional authorities, public and private financial institutions and other public and private legal entities approved by a Member State. The Bank’s activities have broadened and shifted since its founding in 1956, when its statutory priorities were to provide aid to refugees and migrants and support projects related to natural or ecological disasters. At various times over the course of its history, the CEB has focused on social housing for low-income persons, vocational training, improving living conditions in urban and rural areas, infrastructure improvement and employment. Today, the CEB’s projects and loans activity is structured around four “sectoral lines of action”, each consisting of sectors of action as follows:

•	“Strengthening social integration”, which includes:

•	aid to refugees, migrants and displaced persons;

•	social housing for low-income persons; and

•	improvement of living conditions in urban and rural areas;

•	“Managing the environment”, which includes:

•	natural or ecological disasters;

•	protection of the environment; and

•	protection and rehabilitation of historic and cultural heritage;

•	“Supporting public infrastructure with a social vocation”, which includes:

•	health;

•	education and vocational training; and

•	infrastructure of administrative and judicial public services; and

•	“Supporting micro, small and medium-size enterprises”, which includes:

•	creation and preservation of viable jobs.

In organizing its diverse project and loan activity around these sectoral lines of action, the Bank aims to present its activities in a clear manner and demonstrate its unwavering commitment in favor of sustainable social development.

The shift in and expansion of the Bank’s social objectives have been accompanied by a changing geographic focus. When first formed by its eight founding Member States, the Bank’s activities were primarily concentrated in Germany, France, Italy, Greece, Turkey and Cyprus. During the late 1970s and 1980s, as the Bank’s membership base expanded so did its geographical reach, in particular to the countries of Southern Europe, such as Spain, Portugal and Yugoslavia. The end of the Cold War prompted a new wave of countries adhering to the institution and consequently permitted increased lending to Central and Eastern Europe. Today, the Bank’s resources are focused in part on Central and Southeastern Europe, which includes the Bank’s Target Countries. At year-end 2015, 58% of loans outstanding were in favor of Target Countries.

Overview of CEB’s Lending Activities

The tables below summarize the CEB’s lending activity in terms of project amounts approved and loans disbursed by sectoral line of action and by country of the borrower over the past two years, as well as the five-year cumulative totals over the 2011–2015 period. Because the Bank’s policies and procedures generally result in loans being approved and disbursed in different years, amounts approved and amounts disbursed in any given year do not necessarily relate to the same projects.

Projects approved are projects that have been submitted to the Administrative Council and approved for funding. Loans disbursed are loans that have actually been paid to the borrower.

PROJECTS APPROVED (1)

per country and per sectoral line of action					in thousands of euros
Country	2015		2014		Accumulated total 2011–2015
	Amounts	%	Amounts	%	Amounts	%
Albania	—	—	44,630	2.2	44,630	0.4
Belgium	206,400	9.0	100,000	4.8	991,400	9.4
Bosnia and Herzegovina	—	—	7,500	0.4	147,700	1.4
Bulgaria	150,000	6.5	35,000	1.7	255,000	2.4
Croatia	—	—	40,000	1.9	345,000	3.3
Czech Republic	100,000	4.3	220,000	10.7	470,000	4.5
Finland	—	—	60,000	2.9	170,000	1.6
France	200,000	8.7	239,800	11.6	1,197,700	11.4
Georgia	—	—	—	—	102,661	1.0
Germany	—	—	—	—	290,000	2.7
Greece	2,000	0.1	—	—	2,000	0.02
Hungary	—	—	50,000	2.4	276,500	2.6
Ireland	233,000	10.1	—	—	274,000	2,6
Italy	—	—	—	—	6,000	0.06
Latvia	50,000	2.2	—	—	50,000	0.5
Lithuania	—	—	100,000	4.8	100,000	1.0
Moldova (Republic of)	—	—	10,000	0.5	62,400	0.6
Montenegro	10,000	0.4	8,000	0.4	28,000	0.3
Poland	450,000	19.6	250,000	12.1	1,476,667	14.0
Portugal	—	—	15,000	0.7	15,000	0.1
Romania	175,000	7.6	50,000	2.4	480,000	4.6
Serbia	—	—	8,000	0.4	201,500	1.9
Slovak Republic	464,500	20.2	150,000	7.3	929,500	8.8
Slovenia	—	—	—	—	95,000	0.9
Spain	160,000	7.0	330,000	16.0	1,488,000	14.1
“the former Yugoslav Republic of Macedonia”	—	—	97,000	4.7	139,000	1.3
Turkey	100,000	4.3	250,000	12.1	910,000	8.6

TOTAL	2,300,900	100.0	2,064,930	100.0	10,547,658	100.0

Sectoral line of action (1)	2015		2014		Accumulated total 2011–2015
	Amounts	%	Amounts	%	Amounts	%
Strengthening social integration	877,250	38.1	421,300	20.4	3,052,417	28.9

Aid to refugees, migrants and displaced persons	102,000	4.4	—	—	243,500	2.3
Social housing for low-income persons	535,000	23.3	195,000	9.4	1,570,700	14.9
Improvement of living conditions in urban and rural areas	240,250	10.4	226,300	11.0	1,238,217	11.7
Managing the environment	700,450	30.5	386,000	18.7	1,678,800	15.9

Natural or ecological disasters	342,000	14.9	298,000	14.4	910,000	8.6
Protection of the environment	356,200	15.5	88,000	4.3	739,250	7.0
Protection and rehabilitation of historic and cultural heritage	2,250	0.1	—	—	29,550	0.3
Supporting public infrastructure with a social vocation	396,800	17.2	502,130	24.3	2,181,580	20.7

Health	279,800	12.1	143,530	7.0	931,780	8.9
Education and vocational training	34,000	1.5	298,800	14.4	856,200	8.1
Infrastructure of administrative and judicial public services	83,000	3.6	59,800	2.9	393,600	3.7
Supporting micro, small and medium-sized enterprises (MSMEs)(2)	326,400	14.2	755,500	36.6	3,634,861	34.5

TOTAL	2,300,900	100.0	2,064,930	100.0	10,547,658	100.0

(1)	Amounts as estimated at the time of project approval.
(2)	Established as a separate line of action following the adoption of Administrative Council Resolution 1562 (2013).

LOANS DISBURSED (1)

per country and per sectoral line of action					in thousands of euros
Country	2015		2014		Total 2011–2015
	Amounts	%	Amounts	%	Amounts	%
Albania	1,491	0.1	—	—	38,095	0.4
Belgium	100,000	5.4	177,500	10.2	940,000	10.6
Bosnia and Herzegovina	21,250	1.2	14,900	0.9	43,758	0.5
Bulgaria	32,500	1.8	25,000	1.4	107,500	1.2
Croatia	45,152	2.5	29,500	1.7	195,793	2.2
Cyprus	—	—	35,000	2.0	161,274	1.8
Czech Republic	119,988	6.5	115,000	6.6	293,393	3.3
Estonia	—	—	—	—	23,800	0.3
Finland	80,000	4.3	60,000	3.4	140,000	1.6
France	183,000	9.9	158,000	9.1	899,341	10.1
Georgia	15,599	0.8	5,610	0.3	21,210	0.2
Germany	130,000	7.1	7,800	0.4	387,263	4.4
Hungary	25,680	1.4	56,967	3.3	453,659	5.1
Ireland	21,000	1.1	20,000	1.1	91,000	1.0
Italy	3,150	0.2	2,850	0.2	122,000	1.4
Lithuania	30,000	1.6	—	—	132,000	1.5
Moldova (Republic of)	2,828	0.2	3,067	0.2	17,194	0.2
Montenegro	5,750	0.3	—	—	15,750	0.2
Poland	367,634	20.0	285,901	16.4	1,385,655	15.6
Portugal	—	—	—	—	100,000	1.1
Romania	53,891	2.9	18,900	1.1	329,204	3.7
Serbia	3,250	0.2	21,255	1.2	96,797	1.1
Slovak Republic	150,000	8.1	85,000	4.9	386,626	4.3
Slovenia	30,000	1.6	—	—	50,000	0.6
Spain	200,000	10.9	395,000	22.6	1,199,000	13.5
Sweden	—	—	—	—	56,200	0.6
“the former Yugoslav Republic of Macedonia”	13,397	0.7	15,797	0.9	58,073	0.7
Turkey	207,000	11.2	212,705	12.1	1,138,257	12.8

TOTAL	1,842,560	100.0	1,745,752	100.0	8,882,842	100.0

Sectoral line of action	2015		2014		Total 2011–2015
	Amounts	%	Amounts	%	Amounts	%
Strengthening social integration	406,003	22.0	430,302	24.6	2,432,521	27.4

Aid to refugees, migrants and displaced persons	26,680	1.4	21,500	1.2	107,500	1.2
Social housing for low-income persons	200,569	10.9	191,236	11.0	1,208,595	13.6
Improvement of living conditions in urban and rural areas	178,754	9.7	217,566	12.4	1,116,426	12.6
Managing the environment	229,291	12.4	304,336	17.4	1,695,650	19.1

Natural or ecological disasters	80,000	4.3	130,000	7.4	674,755	7.6
Protection of the environment	144,041	7.8	171,100	9.8	972,986	11.0
Protection and rehabilitation of historic and cultural heritage	5,250	0.3	3,236	0.2	47,909	0.5
Supporting public infrastructure with a social vocation	323,522	17.6	315,252	18.1	1,612,713	18.1

Health	146,549	8.0	140,838	8.1	642,845	7.2
Education and vocational training	143,667	7.8	139,011	8.0	889,624	10.0
Infrastructure of administrative and judicial public services	33,306	1.8	35,403	2.0	80,244	0.9
Supporting micro, small and medium-sized enterprises (MSMEs)(2)	883,744	48.0	695,862	39.9	3,141,958	35.4

TOTAL	1,842,560	100.0	1,745,752	100.0	8,882,842	100.0

(1)	After January 1, 2012, loans in currencies other than euro are converted at the exchange rate at the disbursement date rather than the exchange rate at the financial statement date. For comparison purposes, historical data have been recalculated and can differ from previously published data.
(2)	Established as a separate line of action following the adoption of Administrative Council Resolution 1562 (2013).
NB:	Information regarding amounts disbursed reflects the location of the registered office of the borrower and not that of the ultimate beneficiary, who may be based in another country. Consequently, the figures provide information on the risk profile of the Bank’s borrowers and not that of the ultimate beneficiaries of its lending operations.

Sectoral Lines of Action

Strengthening Social Integration

The sectoral line of action “strengthening social integration” is composed of three sectors of action:

•	Aid to refugees, migrants and displaced persons. Projects in this sector consist, among others, of reconstruction and repair of reception facilities (such as reception centers, temporary and permanent social housing); preventive and curative medicine programs; education and vocational training programs; and the financing of technical infrastructure and basic amenities required in response to emergencies.

•	Social housing for low income persons. Activities in this sector include, among others, providing adequate housing for low-income persons in urban and rural areas; the construction of infrastructure such as water supply, collection and treatment of wastewater; the construction of accommodation for the elderly that enable medical treatment; or the renovation of student residences.

•	Improvement of living conditions in urban and rural areas. Projects in this sector include, among others, improvement of living conditions in neighborhoods or cities lacking in infrastructure, including social and cultural amenities. In rural areas, the Bank finances projects that target regions characterized by low population density or activities in sectors such as agriculture, forestry, aquaculture and fishing, as defined by national legislation.

Managing the Environment

The sectoral line of action “managing the environment” is composed of three sectors of action:

•	Natural or ecological disasters. Projects in this sector mostly consist of the reconstruction or rehabilitation of destroyed or damaged public structures and basic infrastructure facilities such as water supply, the treatment of wastewater and solid waste, electricity and gas supplies. Operational material and equipment for emergency operations can also be eligible for CEB financing. The CEB aims to provide national and local authorities with assistance in the reconstruction of the disaster-affected areas and to develop means for the prevention of natural or ecological disasters, in particular floods, fires, avalanches, earthquakes and landslides.

•	Protection of the environment. Projects in this sector involve, among others, reduction and treatment of solid and liquid waste; clean-up and protection of surface and underground water; protection against noise; production of renewable energy and reduction of air pollution, excluding installations of an industrial nature; protection and development of biodiversity; and cleaner transport networks.

•	Protection and rehabilitation of historic and cultural heritage. Projects in this sector are aimed at the protection and the rehabilitation of elements of historic and cultural heritage classified as such by UNESCO or by the relevant Member State of the Bank.

Supporting Public Infrastructure with a Social Vocation

The sectoral line of action “Supporting public infrastructure with a social vocation” is composed of three sectors of action:

•	Health. Financing of projects in the health sector involves, among others, the construction, renovation and modernization of health infrastructure such as hospitals, neighborhood healthcare centers (including those specialized in providing assistance to vulnerable target groups, such as populations living below the poverty threshold, abandoned children, children in vulnerable situations, persons with disabilities and ethnic minorities) or centers specializing in healthcare for the elderly and the disabled.

•	Education and vocational training. Projects in this sector involve the financing of the construction and modernization of primary and secondary schools, university and vocational training infrastructure as well as the provision of teaching equipment. The CEB finances programs providing assistance in the training of specialized staff in the social and education sectors as well as professional retraining programs in declining economic sectors.

•	Infrastructure of administrative and judicial public services. This sector focuses on financing projects for the construction, rehabilitation or transformation of infrastructure or buildings intended for public services. These projects are designed to contribute to the improvement of the organization and functioning of the Member States’ administrative and judicial public services.

Supporting Micro, Small and Medium-Sized Enterprises

The sectoral line of action “Supporting micro, small and medium-sized enterprises” is composed of one sector of action:

•	Creation and preservation of viable jobs. This sector aims to create and preserve jobs by facilitating access to credit for MSMEs, as well as for entities exercising a craft activity or for family businesses.

SELECTED FINANCIAL INFORMATION

The following selected financial information as of and for the years ended December 31, 2015, 2014, 2013, 2012 and 2011 has been derived from the CEB’s audited financial statements for those periods. The financial statements as of and for the years ended December 31, 2015, 2014, 2013 and 2012 were audited by KPMG Audit, a division of KPMG S.A. The audit was conducted in accordance with International Standards on Auditing as issued by the International Auditing and Assurance Standards Board. The financial statements as of and for the year ended December 31, 2011 were audited by the Bank’s previous independent external auditors.

The CEB’s financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as adopted by the European Union (“IFRS-EU”). IFRS-EU differ in certain respects from the IFRS as published by the International Accounting Standards Board. The selected financial information should be read in conjunction with the Bank’s audited financial statements and notes thereto and with the section entitled “Financial Review”.

	Year ended December 31,
	2011(8)	2012(8)	2013	2014	2015
	(in thousands of euros)
Selected Income Statement Data
Interest and similar income	394,205	304,046	210,944	224,493	174,275
Interest expenses and similar charges	(253,257)	(146,442)	(47,325)	(54,877)	(7,315)

Interest margin	140,948	157,604	163,619	169,616	166,960

Net gains or losses from financial instruments at fair value through profit or loss (1)	3,788	(407)	(7,716)	(668)	8,695
Net gains or losses from available-for-sale financial assets	54	58	49	48	47
Commissions	(1,556)	(884)	(830)	(771)	(789)

Net banking income	143,234	156,371	155,122	168,225	174,913

General operating expenses	(34,329)	(33,908)	(41,564)	(31,229)	(45,009)
Depreciation and amortization charges of fixed assets	(1,993)	(2,233)	(2,269)	(2,557)	(2,867)

Gross operating income	106,912	120,230	111,289	134,439	127,037

Cost of risk	—	—	—	—	—

Net profit	106,912	120,230	111,289	134,439	127,037

	As of December 31,
	2011(8)	2012(8)	2013	2014	2015
	(in thousands of euros, except ratios)
Selected Balance Sheet Information
Assets
Cash in hand, balances with central banks	242,980	327,373	286,640	203,897	476,467
Financial assets at fair value through profit or loss (1)	1,658,168	1,200,675	441,961	1,275,571	1,743,238
Hedging derivative instruments	1,224,143	1,402,383	949,003	1,103,889	893,898
Available-for-sale financial assets	3,649,876	4,930,030	4,548,774	4,806,719	3,571,468
Loans to credit institutions and to customers (2)	12,283,910	12,448,526	12,769,265	12,991,603	13,415,871
Advances to credit institutions and to customers (3)	4,719,503	4,021,106	2,806,849	2,299,197	2,293,859
Financial assets held to maturity	2,267,665	2,477,909	2,630,983	2,812,026	2,669,603
Other assets (4)	36,937	49,574	51,317	52,479	52,021

Total assets	26,083,182	26,857,576	24,484,792	25,545,381	25,116,425

	As of December 31,
	2011(8)	2012(8)	2013	2014	2015
	(in thousands of euros, except ratios)
Liabilities
Financial liabilities at fair value through profit or loss (1)	587,231	428,908	656,290	177,430	123,236
Hedging derivative instruments	477,267	595,059	400,668	654,265	546,063
Debt securities in issue	20,958,367	21,558,288	20,087,248	20,472,364	19,530,246
Other liabilities (5)	1,967,322	2,013,682	880,589	1,695,848	2,205,384

Total liabilities	23,990,187	24,595,937	22,024,795	22,999,907	22,404,929

Total equity	2,092,995	2,261,639	2,459,997	2,545,474	2,711,496

Selected Operating Data
Loans outstanding at period end (6)	12,074,990	12,131,049	12,581,931	12,567,539	13,071,716
Loans disbursed during the period	1,855,164	1,584,381	1,844,869	1,743,364	1,841,939

Selected Ratios (7)
Capital adequacy ratio Basel II/III	—	—	22.6%	25.5%	26.3%
Gearing ratio	—	—	1.72	1.67	1.71
Liquidity ratio	—	—	117.4%	164.3%	79.7%
Short-term liquidity ratio
1-month period	—	—	434%	456%	561%
3-month period	—	—	286%	246%	223%
6-month period	—	—	191%	176%	204%
1-year period	—	—	145%	122%	138%
Indebtedness ratio	—	—	7.77	6.95	6.17
Treasury asset ratio	—	—	3.90	3.35	2.61

(1)	Derivatives are by default considered to be transaction instruments, except if they can qualify as hedging instruments. They are recorded in the balance sheet under the line item “Financial assets at fair value through profit or loss” in cases of positive market value and under “Financial liabilities at fair value through profit or loss” when the market value is negative. Profit or losses are recorded in the income statement under the line item “Net gains or losses from financial instruments at fair value through profit or loss”.
(2)	Loans to credit institutions and to customers consist of non-derivative financial assets with fixed or determinable payments that are not quoted in an active market and that are not held for trading or intended to be sold when granted.
(3)	Advances to credit institutions and to customers consist of interbank advances granted by the Bank and advances repayable on demand with credit institutions (other than central banks) that allow the Bank to settle and receive payments from financial transactions related to its activities.
(4)	Includes tangible and intangible assets and other assets.
(5)	Includes amounts owed to credit institutions and to customers, amounts in the Social Dividend Account, provisions and other liabilities (including deposits of guarantees received).
(6)	Loans outstanding exclude accrued interest, IFRS fair value adjustments and loan depreciation. The amount of loan depreciation is immaterial as of December 31, 2015.
(7)	For a description of these ratios and their use by the CEB, see “Risk Management—Prudential Framework”. A revised Prudential Framework was introduced effective January 1, 2014. Only the 2013 ratios have been estimated according to the revised Prudential Framework for comparison purposes. The ratios presented are internal to the Bank’s risk management policy framework, may not correspond to similar ratios used by other multilateral development banks and are not required by statute, regulation or otherwise. The CEB is not subject to regulatory oversight by its Member States, to the Basel Committee Recommendations or to EU Directives.
(8)	The CEB has applied the amended IAS 19 (Employee benefits) since January 1, 2012. In accordance with IAS 8, this change in accounting method has been applied retroactively for comparison purposes. As a result, the figures for the year ended December 31, 2011 have been restated in this table and throughout this document.

FINANCIAL REVIEW

The following discussion should be read in conjunction with the CEB’s audited financial statements and notes thereto in Exhibit 2 of this annual report on Form 18-K.

Overview

As a development bank with a social vocation, the CEB does not operate with the objective of maximizing profit. The Bank makes every effort to obtain funds in the international capital markets on the best possible terms and to pass these advantages on to beneficiaries minus an intermediation margin to cover the Bank’s risk and general operating expenses. The CEB’s net banking income essentially derives from interest margin (see “Results of Operations” below). The Bank’s policy is to allocate substantially all of its profits towards general reserves, which may then be used to support increased lending activity.

In 2015, the European economy did not recover as expected, but was instead marked by a migrant and refugee crisis. In this context, the CEB showed strong responsiveness by intervening in support of those Member States that were affected by this emergency situation through the implementation of the Migrant and Refugee Fund. Despite these challenges, the CEB’s operational results for 2015 were in line with its objectives. In this economic context, the Bank had liquidity reserves (which consist principally of cash-in-hand, balances with central banks, available-for-sale financial assets and advances to credit institutions and customers) at the end of 2015 of €6.3 billion, compared to €7.3 billion at December 31, 2014.

At December 31, 2015, the Bank’s outstanding loans (including accrued interest and IFRS fair value adjustments) amounted to €13.4 billion compared to €13.0 billion at December 31, 2014. Outstanding debt, including interest payable and IFRS fair value adjustments, used to support these operations amounted to €19.5 billion at December 31, 2015, compared to €20.5 billion at December 31, 2014.

The Bank’s net profit in 2015 was €127.0 million, compared to €134.4 million in 2014, with 2015 profits decreasing by 5.5% compared to 2014. General reserves (after allocation of the Bank’s profit) increased by 5.9% to €2.1 billion at December 31, 2015 after having increased by 7.1% to €2.0 billion at December 31, 2014, as a result of most of 2015 profit being allocated to the general reserves. Equity increased to €2.7 billion at December 31, 2015 from €2.6 billion at December 31, 2014.

The cost-to-income ratio (general operating expenses including depreciation and amortization charges of fixed assets divided by net banking income) increased to 27.4% for the year ended December 31, 2015, compared to 20.1% for the year ended December 31, 2014, as a result of an increase in general operating expenses that more than offset an increase in net banking income.

Results of Operations

Interest income

Interest income includes interest received on available-for-sale financial assets, financial assets held to maturity and loans and advances to credit institutions and customers. Interest income decreased by €50.2 million in 2015 to €174.3 million compared to €224.5 million in 2014, principally as a result of a decrease in interest on loans and advances to credit institutions and customers and to a lesser extent due to decreases in interest on reinvestments of maturing available-for-sale financial assets and on financial assets held to maturity.

Interest expense

Interest expense includes interest on outstanding debt securities in issue, amounts owed to credit institutions and customers and other interest expenses and similar charges. Interest expense decreased by €47.6 million in 2015 to €7.3 million compared to €54.9 million in 2014, mainly due to a decrease of interest expenses on debt securities in issue as a result of the interest rate effect in the context of negative market interest rates.

Interest margin

Net interest margin decreased by €2.7 million (1.6%) in 2015 to €167.0 million from €169.6 million in 2014, mainly as a result of the contraction of fixed-income revenues on the held-to-maturity portfolio.

Net banking income

Net banking income increased by €6.7 million (4.0%) to €174.9 million in 2015 from €168.2 million in 2014, primarily as a result of an increase of €9.4 million in the change in the fair value of derivative financial instruments from negative €0.7 million in 2014 to €8.7 million in 2015, which was partially offset by a €2.7 million decrease in net interest margin.

General operating expenses

General operating expenses increased by €13.8 million, or 44.1%, to €45.0 million for the year ended December 31, 2015 compared to €31.2 million for the year ended December 31, 2014. This increase mainly reflects a past service gain in 2014 amounting to €7.7 million after a change of the employer contribution rate to post-employment medical coverage for pensioners. In addition, in 2015 service costs increased by €3.7 million mainly due to the actuarial calculations of post-employment commitments, wages and salaries increased by €1.3 million and other general operating expenses increased by €0.8 million, each as compared to 2014.

Consequently, the adjusted cost-to-income ratio (general operating expenses including depreciation and amortization charges of fixed assets divided by net banking income, excluding the change in fair value of derivative instruments, material one-off effects and exceptional gains and losses) increased significantly from 24.3% in 2014 to 28.5% in 2015.

Cost of risk

The Bank recorded no cost of risk in 2015, as in 2014.

Core earnings and net profit

Core earnings (excluding the change in fair value of derivative instruments, material one-off effects and exceptional gains and losses) amounted to €118.3 million in 2015 compared to €127.4 million in 2014, a decrease of 7.1%.

	Year ended December 31,
	2015	2014
	(in millions of euros)
Net Profit	127.0	134.4
Change in fair value of derivatives instruments (IAS 39)	(8.7)	0.7
One-off effects
change in contribution rate paid by the employer medical care (see Note L to the financial statements)	—	(7.7)

CORE EARNINGS	118.3	127.4

For discussion on net profit, please see section “Overview” on page 21.

Balance Sheet

Overview

As of December 31, 2015, total assets amounted to €25,116 million compared to €25,545 million as of December 31, 2014, which represents a decrease of 1.7%. Outstanding loans (excluding interest and value adjustments) reached €13,072 million as of December 31, 2015, representing an increase of 4.0% compared to €12,568 million at year-end 2014. Disbursements totaled €1,843 million, increasing by 5.6% compared to €1,743 million in 2014. At the same time, repayments for 2015 amounted to €1,388 million compared to €1,767 million in 2014. In 2015, liquidity reserves decreased by 13.2% from €7,310 million at year-end 2014 to €6,342 million at year-end 2015 due to a particularly high level of repayments at the beginning of 2015. Financial assets held to maturity decreased by 5.1% from €2,812 million at the end of 2014 to €2,670 million at the end of 2015 due to a decision to suspend further investments in the context of very low interest rates.

As of December 31, 2015, total liabilities amounted to €22,405 million compared to €23,000 million as of December 31, 2014, which represents a decrease of 2.6%. Borrowings and debt securities in issue (including interest and value adjustments) decreased by 4.6% to €19,630 million at year-end 2015, compared to €20,572 million at year-end 2014. Outstanding issues (including interest and value adjustments) with maturities of one year or more amounted to €19,530 million at year-end 2015 compared to €20,472 million at year-end 2014, and included new issues totaling €3,077 million and reimbursements totaling €5,097 million. Other liabilities increased by 49.6% from €1,128 million at year-end 2014 to €1,688 million at year-end 2015, due to an increase of €560 million in deposits of cash collateral received on contracts for hedging derivative financial instruments. The provision for post-employment benefits decreased by €13 million, or 5.3%, from €239 million at December 31, 2014 to €227 million at December 31, 2015, mainly as a consequence of the change in the discounted interest rate index for the actuarial calculation of post-employment commitments, from 1.5% at year-end 2014 to 2.0% at year- end 2015.

Equity totaled €2,711 million at year-end 2015, up 6.5% compared to year-end 2014. This increase resulted mainly from the 2015 net profit of €127.0 million. In addition, gains or losses recognized directly in equity increased from minus €97 million at year-end 2014 to minus €58 million at year-end 2014, of which 73% reflected a positive variation in the actuarial gains and losses of the pension scheme and 27% reflected a positive variation in unrealized gains and losses in available-for-sale financial assets.

Securities Portfolio

The Bank’s balance sheet assets include two securities portfolios: available-for-sale financial assets and financial assets held to maturity. The total value of these portfolios decreased by €1,378 million to €6,241 million at December 31, 2015 from €7,619 million at December 31, 2014.

The available-for-sale financial assets consist of securities with maturities of up to 15 years. In order to limit exposure to interest rate risk, securities with maturities in excess of one year are floating-rate or are hedged through asset swaps where applicable. Short-term instruments, which have maturities of less than one year and which represent an alternative to bank deposits, can include bonds, certificates of deposits and Euro Commercial Paper (ECP). At December 31, 2015, the CEB held €1,433.7 million (at nominal value and excluding accrued interest) in short-term instruments (€643.7 million in bonds and €790.0 million in certificates of deposit). Long-term securities, with a maturity in excess of one year, must have an AA or Aa2 rating at the time of purchase. They are capped at €2 billion. For instruments maturing in less than one year, the minimum rating required is A-1 or P-1. At December 31, 2015, the total value of securities in this portfolio with a maturity of more than one year amounted to €1,968 million (at nominal value and excluding accrued interest).

The portfolio of financial assets held to maturity consists of euro-denominated plain vanilla fixed-rate bonds with a maximum maturity of 30 years. Securities in this portfolio are required to have a minimum rating of AA or Aa2 when purchased. Securitization products and other securities issued by specialized vehicles, however, are required to have AAA/Aaa ratings and are capped at €500 million. As of December 31, 2015, CEB did not hold any securitization products or other securities issued by specialized vehicles. The value of the held-to-maturity portfolio must not exceed the available capital (paid-in capital and reserves) plus the Social Dividend Account and provisions for post-employment benefits. The strategic objective is to achieve a satisfactory long-term return on these funds. The portfolio is recorded in the accounts at amortized cost. Except in exceptional circumstances, the securities in this portfolio may not be exchanged or sold. At December 31, 2015, the total value of this portfolio amounted to €2,523 million (at nominal value and excluding accrued interest).

Funding

Subject to an annual borrowing authorization granted by the Administrative Council, the CEB issues debt in the international capital markets, and the level of the CEB’s debt securities in issue may fluctuate accordingly. For the year 2015, the annual borrowing authorization set by the Administrative Council for issuances with a maturity of at least one year amounted to €4.6 billion.

In 2015, the Bank borrowed a total of approximately €3.0 billion in six financing operations, including two transactions to re-open an existing line, with maturities of one year or more. This amount is similar to the volume of funding in 2014, which amounted to €3.4 billion and consisted of eleven financing operations, including six re-openings of existing issuances. The 2015 funding program fulfilled three main objectives: to cover the requirements arising from the Bank’s lending activity, to enable the Bank to honor its debt maturities and to enable the Bank to maintain liquidity at the level set by the Administrative Council.

For purposes of maintaining the liquidity level, the stock of projects approved is taken into account in the projected liquidity requirements. In accordance with its liquidity policy, the Bank’s liquidity ratio fixes the minimum level of liquid assets at 50% of net liquidity requirements for the next three years. These projected requirements include the funding of approved projects and the additional liquidity requirements.

In an effort to ensure the necessary funding to finance its activities, the Bank continues to combine benchmark operations on major currencies targeting a broad range of institutional investors with debt issuances in a given currency or with a more specific structure designed to meet specific investor demands.

In 2015, 57.4% of the funds raised by the Bank were denominated in euros, 29.3% in U.S. dollars and 13.3% in British pounds. These transactions enabled the Bank to diversify the markets in which its activities are financed while at the same time allowing for a broadening of its investor base.

In euros, two transactions of new securities were priced in 2015 for a total amount of EUR 1.5 billion: a new EUR 1 billion benchmark with a ten-year maturity in June and a EUR 500 million transaction with a seven-year maturity in October, increased by a further EUR 250 million in November 2015. The euro market was the CEB’s most important market in terms of financing volumes in 2015.

In US dollars, one new bond was issued under the CEB’s shelf registration with the U.S. Securities and Exchange Commission: a USD 1 billion benchmark with a five-year maturity was priced in March, making the USD market the second largest in terms of funding volume in 2015.

In other currencies, one new British pound issuance was priced and subsequently re-opened once to the final combined amount of GBP 300 million.

All the financing operations carried out in 2015 were hedged with swaps to minimize both interest rate and currency risks for such financings. Through such swaps, the total amount of funds borrowed in currencies other than the euro was converted into euros.

The average maturity of the issuances launched in 2015 was 7.1 years, compared with 6.9 years in 2014. The table below shows funds raised in their original currencies:

FUNDING IN 2015 (WITH MATURITIES GREATER THAN ONE YEAR)

Payment date	Maturity Date	Currency	Term	Nominal amount (in millions)
20/02/2015	23/12/2019	GBP	4.8 years	250
10/03/2015	10/03/2020	USD	5.0 years	1,000
09/06/2015	09/06/2025	EUR	10.0 years	1,000
22/09/2015	23/12/2019	GBP	4.3 years (1)	50
27/10/2015	27/10/2022	EUR	7.0 years	500
10/11/2015	27/10/2022	EUR	7.0 years (1)	250

(1)	New issuance of existing bonds.

In 2015, the large majority of the issuances carried out under the borrowing program had final maturities of five years or more, as was the case in 2014, in an effort to ensure the refinancing of the Bank’s loans and avoid cash gaps in the coming years.

At December 31, 2015, the outstanding debt represented by bonds, excluding interest payable, amounted to €18.6 billion, down from €19.4 billion at December 31, 2014. In 2015, as in the previous year, the Bank did not repurchase any of its long-term debt. On the other hand, it made early repayments totaling €19 million, compared with €50 million in 2014. Taking these operations and the new issuances into account, the breakdown of debt by maturity is as shown in the chart below.

DEBT OUTSTANDING BY MATURITY AS AT DECEMBER 31, 2015

Financing commitments and stock of projects awaiting financing

In connection with its lending activities, the Bank enters into project financing commitments for loans to be disbursed in the near future.

Financing commitments consist of amounts which remain to be disbursed for projects with respect to which a framework loan agreement has been signed. Stock of projects awaiting financing consists of financing commitments plus any amounts in respect of projects that have been approved but for which the Bank has yet to enter into a financial commitment. For additional information on financing commitments see “Risk Management—Credit Risk—Financing Commitments”.

At December 31, 2015, the Bank had €3.1 billion in financing commitments to be paid out compared to approximately €2.9 billion at December 31, 2014. The stock of projects awaiting financing for Target Countries has risen significantly in recent years, from approximately €1.8 billion at year-end 2004 to approximately €3.4 billion at December 31, 2015. This increase is due to the Bank’s policy of increasing lending to Target Countries as well as the slower disbursement pace for these projects.

The table below presents information on the CEB’s stock of projects awaiting financing (including financing commitments) at year-end 2015 and 2014.

	As of December 31,
	2015	2014
	(in thousands of euros)
Stock of projects awaiting financing of which	4,720,410	4,618,790
Financing commitments	3,119,455	2,868,150
For Target Countries (1)	3,403,510	3,193,340

(1)	Information presented reflects the location of the registered office of the borrower and not that of the ultimate beneficiary, who may be based in another country.

RISK MANAGEMENT

Risk management and control are of paramount importance to the creditworthiness of a financial institution. The overarching goal of risk management is to ensure the Bank’s operational resilience and long-term financial sustainability while enabling the CEB to fulfill its social mandate. Within the context of its lending and treasury activities, the CEB is exposed to four main types of risk: credit risk, market risk, liquidity risk and operational risk.

As a multilateral development bank, the CEB is not subject to its Member States’ regulatory frameworks and ratios, to the Basel Committee Recommendations or to EU Directives. Nonetheless, the CEB has decided to observe these regulations as a point of reference for its risk management, control policy and due diligence procedures. The CEB closely follows the developments under the Basel II/III framework. In order to maintain a satisfactory level of compliance with these regulations and guidelines, the CEB reviews and adjusts its procedures whenever necessary.

The Bank continued its prudent credit risk policy during the recent financial crisis. Exhaustive assessment and close monitoring together with a conservative management approach are the cornerstones of this policy.

Key Risk Responsibilities

The CEB’s risk management function is independent from the Bank’s operational activities. Several actors play a part in the Bank’s risk management, as discussed below. With rigorous supervision standards, the CEB has an integrated risk management system within the Directorate for Risk & Control (R&C). The Directorate for Risk & Control (R&C) is organized around risk management business lines and especially designed to meet higher requirements regarding global risk management. All Dedicated Departments (as defined below) perform their responsibilities independently from the Bank’s operational activities.

Risk analysis is also conducted considering the guidelines of the Bank’s Prudential Framework. The CEB’s Prudential Framework, which is organized around several ratios discussed below under “—Prudential Framework”, enables the Global Risk Management Department, the Assets and Liabilities Management (“ALM”) Department, the Financial Risk & Control Department and the Operational Risk Department (together, the “Dedicated Departments”) to determine if the Bank’s activities and operations are conducted in accordance with risk management guidelines established by the Bank’s management. The Governor has set up and chairs committees responsible for defining and overseeing the Risk Management Framework: the Finance & Risk Committee, ALM Committee, Funding Committee, Committee for Operational Risks and Organization and IT Steering Committee (together, the “Decision-Making Committees”). The Dedicated Departments and Decision-Making Committees are discussed below under “—Key Risk Responsibilities—Dedicated Departments” and “—Key Risk Responsibilities—Decision-Making Committees”.

Dedicated Departments

The following Dedicated Departments monitor the CEB’s risk profile on a regular basis and report their conclusions to several committees chaired by the Governor discussed under “—Decision-Making Committees” below.

•	Global Risk Management Department (R&C). The Global Risk Management Department identifies, assesses and manages all the credit risks inherent in the CEB’s operations, as a result of both on- and off-balance sheet transactions, and assigns internal ratings to all its counterparties and transactions on the basis of internal models as discussed below under “—Credit risk—Internal rating process”. The Global Risk Management Department analyzes each operation taking into account the counterparty’s creditworthiness, outstanding transactions and country risk, and, if necessary, recommends guarantees to be obtained. The findings are part of the project approval process. In addition, the Global Risk Management Department regularly follows up on the implementation of risk policies (loans, securities, derivatives) and monitors the Bank’s position with regard to large exposures as discussed below. It also evaluates and implements risk assessment rules, methods and general risk control follow-up processes in an effort to ensure that the Bank’s risk policies are in line with international guidelines. A quarterly Risk Management Report analyzing credit, market, liquidity and operational risks and the Prudential Framework is sent to the members of the Administrative Council and the Governing Board.

•	Financial Risk & Control Department (R&C). The Financial Risk & Control Department is responsible for the control of financial transactions, the financial valuation of swaps, the management and monitoring of collateral on swaps and loans and the liquidity position.

•	Operational Risk Department (R&C). The Operational Risk Department is in charge of the Bank’s operational risk mapping and is responsible for activities designed to protect the Bank from operational risks, as discussed below under “—Operational Risk”. It identifies all events that could result in operating losses. It manages the business continuity plan (updates, tests with transfer to the back-up site), monitors the Bank’s archiving system and reviews the internal procedures for all activities from an operational risk perspective.

•	Controlling & Financial Information Department (R&C). The Controlling & Financial Information Department is responsible for monitoring the CEB’s relationship with the rating agencies, following up on their methodologies, benchmarking with peer IFIs, and monitoring the Bank’s capital (capital increases, adhesions, etc.).

•	ALM Department (FIN). Within the Finance Directorate (FIN), the ALM Department monitors liquidity risk and market risk (the latter consisting of interest rate risk and currency risk). The ALM Department analyses various scenarios of interest rate variations and their impact on the Bank’s profitability, using a number of stress tests as discussed below under “—Market Risk—Interest rate risks” and “—Market Risk—Currency risks”. It presents the projected liquidity situation based on various borrower default assumptions (see “—Liquidity Risk”). Where applicable, the ALM Department reports actual or foreseeable cases of limits being exceeded and makes recommendations to the ALM Committee so as to reduce the identified risks. The ALM Department issues a quarterly ALM report on interest rate risk, foreign exchange risk and liquidity risk incurred by the Bank. This report analyzes, among other things, the consequences of a fluctuation in the interest rates and the euro/U.S. dollar exchange rate on the Bank’s results. It also produces an analysis of the projected liquidity situation. At any time, the ALM Department may call for an extraordinary meeting of the ALM Committee in case of an exceptional situation.

In addition, the CEB’s activities are monitored by the Office of the Chief Compliance Officer (“OCCO”) and Internal Audit.

•	Office of the Chief Compliance Officer (OCCO). OCCO is responsible for the creation, review and maintenance of policies, guidelines and procedures which aim to mitigate CEB’s exposure to financial or reputational risks arising from legal, administrative or regulatory sanctions, as well as to achieve the highest standards of, integrity, ethics, good governance and transparency. OCCO’s prime responsibility is to safeguard the Bank from money-laundering, financing of terrorism, fraud, corruption or from implication in other matters that might damage the CEB’s reputation, not only with regard to the projects financed by the CEB, but also to its purchases of goods and services. Furthermore, the compliance function also has a priority focus on the adherence to the CEB’s Codes of Conducts, preserving the highest standards of integrity and ethics, protecting the CEB from conflicts of interest and handling the treatment of confidential information, in each case aligned to international best practices. The Chief Compliance Officer reports directly to the Governor, while enjoying functional independence. Within the Compliance Department, the Chief Information Security Officer (the “CISO”) is responsible for developing and implementing global security policies, standards, guidelines and procedures. The CISO also defines and plans independent business and operations survey programs and tools in an effort to ensure that effective information technology system security controls are activated and executed. The CISO periodically updates the Bank’s information technology system security policies and guidelines. The CISO also systematically performs recurring and targeted system security controls and monitors user profile authorizations as far as information systems, applications, telecommunications and other technical support systems are concerned.

•	Internal Audit. In the CEB’s control framework Internal Audit is a self-contained entity. The Head of Internal Audit reports directly to the Governor. Internal Audit carries out periodic independent reviews of the CEB’s activities in an effort to ensure systematic compliance with policies and operating procedures. The objective of Internal Audit is to provide the CEB’s Governor and controlling organs with an objective assurance of effective and controlled business and operational activities. Independent from any direct management, business or operational functions, Internal Audit examines whether the CEB’s activities and transactions are performed in conformity with existing policies, procedures and best practices and assesses their associated risks. It also verifies that internal controls are effectively and consistently applied and makes recommendations for potential improvements.

Decision-Making Committees

The following Decision-Making Committees, set up by the Governor, are responsible for defining and overseeing risk management policies in their specified areas. The Governor (or in his absence, one of the Vice-Governors) chairs all of these committees.

•	The Finance & Risk Committee is the cornerstone of the Bank’s credit risk management framework. Risk management policies are established to identify and analyze the risks faced by the Bank, to set the appropriate risk limits and controls and to monitor the respect of those limits. It meets weekly and takes decisions based on the Global Risk Management Department’s assessments and recommendations. It also reviews all aspects of the Bank’s financial activity (cash management, debt, trends in the financial markets, liquidity) on a weekly basis.

•	The ALM Committee decides on the assets and liabilities management strategy. It takes the necessary decisions with regard to financial risks on the basis of the Bank’s quarterly ALM report and in accordance with the financial policies approved by the Administrative Council.

•	The Funding Committee addresses the funding strategy and the pricing policy on at least a quarterly basis. It also decides on the strategy relating to debt issuance (amounts, currencies, conditions and schedule) on the basis of the Bank’s estimated liquidity requirements and in conformity with the annual levels of debt authorized by the Administrative Council following a proposal by the Governor.

•	The Committee for Operational Risks and Organization meets semi-annually to set acceptable levels for the operational risks run by the CEB and ensures that Directors take the necessary steps to monitor and control these risks within their respective Directorates.

•	The IT Steering Committee covers all issues related to information systems and IT infrastructure to ensure business continuity.

It should also be noted that the CEB’s Boards (Administrative Council and Governing Board) have overall responsibility and supervision for approving the Risk Management Framework.

Prudential Framework

Although the CEB follows the recommendations of the Basel Committee under the Basel II framework, the Prudential Framework has traditionally been organized around the Bank’s own ratios. Following the CEB’s review of its previous prudential framework in light of developments related to the Basel II framework, including Basel III, as well as the ratios used by other multilateral development banks, the revised Prudential Framework was approved by the Administrative Council on November 14, 2013 and came into force on January 1, 2014. Although it is not mandatory for a multilateral development bank to do so, under this revised Prudential Framework the Bank follows the best practices established by the Basel Committee, thus enabling it to counter new risks and ensure its financial sustainability.

The CEB’s revised Prudential Framework is organized around three main pillars: capital adequacy, liquidity and leverage, through six prudential indicators (ratios). Two capital ratios are used: a “capital adequacy ratio” based on the Basel II/III definition and a “gearing ratio” comparing outstanding loans to own funds in order to ensure comparability with other multilateral development banks. Regarding liquidity, in addition to a liquidity ratio, a short-term liquidity ratio is used, enabling the Bank to have a broader scope and timeframe for assessment of its liquidity position. As for leverage, two ratios respectively assess the level of debt and the level of treasury assets compared to prudential equity: a treasury assets ratio and an indebtedness ratio. All of these ratios are described below.

The prudential ratios function as “warning” indicators and are regularly reported to the Governing Board and Administrative Council. These ratios are calculated on a monthly basis (or more frequently if requested or otherwise required) by the Global Risk Management Department, the Financial Risk & Control Department and the Operational Risk Department and any variation from one period to another is analyzed by the Dedicated Departments and reported to the Decision-Making Committees. If one or several ratios deteriorate, the Dedicated Departments analyze the reasons and identify underlying factors. The result of such analysis is presented to the Decision-Making Committees, which may propose remedial action to the Bank’s General Management Committee.

Capital Adequacy Ratio Basel II/III

This ratio is a measure of the CEB’s prudential equity expressed as a percentage of its total risk weighted assets (nominal value of assets times a risk-weighted factor based on external indicators of credit, market and operational risk), and is designed to allow the CEB to monitor excessive risk build-up in its activities. CEB defines prudential equity as paid-in capital, reserves and net profit.

The minimum level of prudential equity is fixed at 10.5% of the CEB’s risk-weighted assets. The capital adequacy ratio improved during the year from 25.5% at December 31, 2014 to 26.3% at December 31, 2015 due to lower risk-weighted assets and an increase in equity.

Gearing Ratio

This ratio measures the volume (as opposed to the credit risk) of loans outstanding compared to own funds, which is defined for the purposes of this ratio as subscribed capital, reserves and net profit. This ratio is intended to provide a clearer picture of the CEB’s volume of loans outstanding in comparison with other multilateral development banks.

The ratio’s limit is fixed at 2.5 (two and a half times the CEB’s own funds), i.e., €19.1 billion at December 31, 2015. The ratio increased slightly from 1.67 at December 31, 2014 to 1.71 at December 31, 2015 due to an increase in the CEB’s loan portfolio that was only partially offset by an increase in equity.

Liquidity Ratio

This ratio is designed to measure the Bank’s capacity to meet its net liquidity requirements. These requirements take into account the total stock of projects awaiting financing and net cash flow for a three-year period. The Bank’s liquid assets are deposits and financial assets available for sale with a residual maturity of less than 18 months.

At December 31, 2015, the liquidity ratio, which fixes the minimum level of liquid assets at 50% of net liquidity requirements for the next three years, stood at 79.7% compared to 164.3% at December 31, 2014. This decrease was due to lower but still ample liquid assets volumes and higher net liquidity requirements over the next three years.

Short-Term Liquidity Ratio

This ratio, calculated for various time periods, evaluates the CEB’s capacity to handle its net liquidity requirements over an extended market disruption or economic downturn. It compares potential sources of cash (drawdown of unrestricted cash and short-term inter-bank placements, repayment or sale of unencumbered high-quality liquid securities and repayment of loans) to potential uses of liquidity (reimbursement of issues, disbursements of financing commitments and requirements to give back cash received as collateral on derivatives). The minimum level of potential sources of cash is fixed at 100% of the CEB’s potential uses of cash for each timeframe.

This analysis of the potential “liquidity gap” between sources and uses of cash is done on a forward-looking basis over different periods: one, three, six, and twelve months. This liquidity analysis is then tested for adverse market and economic conditions by applying risk haircuts to assets depending on their asset class, rating and maturity.

At December 31, 2015, the short-term liquidity ratio stood at: 561% for a one-month period (456% at December 31, 2014), 223% for a three-month period (246% at December 31, 2014), 204% for a six-month period (176% at December 31, 2014) and 138% for the one-year period (122% at December 31, 2014).

Treasury Assets Ratio

This ratio compares total financial assets after swap to prudential equity, as defined above. Total financial assets are composed of nostro accounts, bank deposits, repos and both securities portfolios (held-to-maturity and available-for-sale). Amounts received as collateral under CSA contracts are not taken into account.

The ratio’s limit is fixed at 6 (six times the CEB’s prudential equity), i.e., €16.6 billion at December 31, 2015. The ratio stood at 2.61 at December 31, 2015, down from 3.35 at December 31, 2014, due to a decrease in financial assets while the CEB’s prudential equity continued to increase.

Indebtedness Ratio

This ratio compares total debt outstanding after swap to prudential equity, as defined above. Total debt outstanding includes: debt evidenced by a security after swap, commercial paper, bank advances and term deposit accounts without collateral.

The ratio’s limit is fixed at 12 (twelve times the CEB’s prudential equity), i.e., €33.2 billion at December 31, 2015. The ratio stood at 6.17 as of December 31, 2015, down from 6.95 at December 31, 2014, due to a stable balance sheet and a gradual increase in equity.

Internal and External Reporting on Risk Management

A report outlining in detail the Bank’s exposure to credit risk and containing information on capital markets and liquidity management is sent to the members of the Finance & Risk Committee on a weekly basis. However, within the present financial context, additional information is provided whenever an event or decision occurs that raises concern about the prudential ratios or the quality of the CEB’s counterparties, which are kept under constant surveillance.

The quarterly Risk Management Report presented to members of both the Administrative Council and the Governing Board aims to inform the shareholders of developments in the CEB’s exposure to the principal types of risks, i.e., credit, market, liquidity and operational risks, and the situation regarding the Prudential Framework.

The ALM report on interest rate risk, foreign exchange risk and liquidity risk incurred by the Bank is presented to the ALM Committee on a quarterly basis.

In terms of external reporting on risk management, the Bank provides extensive information to the rating agencies as a support for their annual assessment.

Finally, CEB’s annual Report of the Governor gives an objective view of the risk management processes and practices in place at the Bank and its year-end financial statements disclose data on its risk exposure.

Credit Risk

Overview of credit risk evaluation process

Credit risk is defined as the risk of financial loss that may occur if a counterparty fails to meet its contractual obligations. The Global Risk Management Department identifies, assesses and manages all credit risks arising from lending and treasury activities.

With respect to both types of activities, the Global Risk Management Department assesses all of the CEB’s counterparties for creditworthiness. The Global Risk Management Department establishes internal ratings as discussed below, assigns a maximum exposure limit (in nominal amounts) and submits them to the Finance & Risk Committee which approves, modifies or rejects the limits. These assessments, based on due diligence carried out on-site or off-site, allow CEB’s risk representatives to deepen their knowledge on how the CEB’s counterparties manage their business and risks. A detailed questionnaire to be completed by the counterparties is systematically forwarded prior to each on-site evaluation and provides the basis for discussion during the meetings. As for lending activity, the findings are part of the loan approval process. For all potential projects, the Global Risk Management Department assesses the transaction on the basis of the counterparty’s creditworthiness and the CEB’s current exposure to such counterparty as well as the country risk and, if necessary, recommends credit enhancement measures (e.g. guarantees). After approval by the Finance & Risk Committee, the project is submitted to the Administrative Council.

Internal rating process

In line with best banking practices, the Global Risk Management Department assigns an internal rating to all counterparties based upon on-site or off-site analyses. The internal rating scale goes from 1 to 10, with 10 being the best grade. Each internal grade has its equivalent on the scales of international rating agencies. Two types of internal ratings are assigned: counterparty ratings and transaction ratings, the latter being given for project financing operations only. The internal counterparty rating is based upon qualitative and quantitative criteria. The model developed in-house is largely based on due diligence conducted by the Global Risk Management Department and available financial information. Scoring models, developed in-house, apply various ratios according to the type of counterparty. A transaction rating is based on the internal counterparty rating and takes into account, if need be, all credit enhancement applied to the transaction: collateral, guarantee, assignment of receivables and other structures that reduce the final risk.

The Bank has set up a methodology to validate the internal rating system based upon the analysis of any gaps between its internal rating and that of international rating agencies. Any difference beyond two notches will bring about an in-depth review of the internal rating.

Overview of credit risk exposure

As previously disclosed, the CEB’s credit rating has been negatively affected by the financial crisis in Europe and the related deterioration in the credit ratings of certain CEB Member States and a number of the CEB’s treasury and lending counterparties. The downgrade of the CEB’s credit rating has not had any material impact on its financial results. However, despite recent improvement in the credit profile of certain Member States, marked deterioration in the creditworthiness of the CEB’s Member States or counterparties could harm the CEB’s credit rating as well as potentially affect its future results.

The nominal value of credit risk exposure on all of the Bank’s transactions excluding accrued interest (loans, financing commitments, deposits, securities and derivatives) at December 31, 2015 and 2014 is shown in the table below. With respect to the loan portfolio, credit enhancements are taken into account. In line with the Basel II framework, an add-on for credit risk exposure on the derivative portfolio is calculated. To obtain the potential future credit exposure on the derivatives portfolio (swap add-ons), the swap notional amounts are multiplied by a percentage based on residual maturity and type of contract (according to EU Directives).

CEB CREDIT RISK EXPOSURE (1)

in millions of euros
	2015				2014
	AAA/AA	A/BBB	BIG(2)	Total	AAA/AA	A/BBB	BIG(2)	Total
Loans(3)(4)	1,906	8,619	2,546	13,072	1,930	7,936	2,701	12,568
Financing commitments(3)	144	2,107	868	3,119	339	1,681	847	2,868
Deposits(4)	1,701	1,070		2,771	1,014	1,489		2,503
Securities(4)	3,850	1,875	200	5,925	4,427	2,643	200	7,269
Swap - add on	316	262		578	251	318		569
Forex		13		13		94		94
Swap coll - NPV not covered	46	5		51	51	13		64

Total	7,963	13,951	3,615	25,528	8,012	14,174	3,748	25,935

(1)	Ratings presented are those as recommended by the Basel Committee (second best rating) or, when not rated by international rating agencies, an internal rating.
(2)	Below investment grade.
(3)	Loans and financing commitments are reported after credit risk mitigation.
(4)	Loans, deposits and securities are reported at nominal value and exclude accrued interest.

Concentration – large exposure

LARGE EXPOSURE BY COUNTERPARTY (OR GROUP OF CONNECTED COUNTERPARTIES)

	in millions of euros
	TREASURY(1)	LOANS(2)	EXPOSURE IN % CAPITAL
BPCE	273	378	24%
CREDIT AGRICOLE S.A.	88	538	23%
SOCIETE GENERALE	176	352	19%
LA REGION WALLONNE	0	519	19%
STANDARD CHARTERED BANK	477	0	17%
BNP PARIBAS	461	7	17%
RABOBANK NEDERLAND	445	0	16%
HSBC BANK PLC	410	0	15%
BANQUE FEDERATIVE DU CREDIT MUTUEL	400	0	14%
UNICREDIT S.P.A.	0	388	14%
EUROPEAN INVESTMENT BANK	351	0	13%
ZUERCHER KANTONALBANK	350	0	13%
BANK FOR INTERNATIONAL SETTLEMENTS	349	0	13%
DZ BANK AG	325	0	12%
REGION OF FLANDERS	0	322	12%
POWSZECHNA KASA OSZCZEDNOSCI BANK	0	321	12%

TOTAL (large exposure > 10% of prudential equity)	3,568	2,818

(1)	Treasury: securities, deposits including nostro accounts and derivatives.
(2)	Loans reported at nominal value and excluding accrued interest.

Large exposure is the overall exposure (loans, financing commitments, securities, deposits and derivatives) to a counterparty or group of connected counterparties, other than sovereigns, exceeding 10% of prudential equity. The CEB defines prudential equity as paid-in capital, reserves, net profit.

In accordance with the Basel Committee Recommendations and EU Directives, the Bank ensures that no exposure to a counterparty or group of connected counterparties exceeds the limit of 25% of prudential equity as defined above, and that the total of large exposures does not exceed 800% of prudential equity.

As of December 31, 2015, the Bank had 16 large exposures, ranging between 12% and 24% of prudential equity, to financial groups in Belgium, the United Kingdom, the Netherlands, Italy, Switzerland, Germany and Poland, 15% of which were rated AAA, 22% of which were rated AA and 53% of which were rated A as of such date. As of December 31, 2014, the Bank had twenty large exposures ranging between 10% and 24% of prudential equity to financial groups in France rated A as of such date. As of December 31, 2015, total large exposure reached €6.9 billion, or 250% of the CEB’s prudential equity, compared to €8.2 billion, or 313% of prudential equity, as of December 31, 2014, versus a limit of 800%.

CEB’s sovereign exposure for loans and securities portfolios

The table below presents information on the CEB’s exposure to sovereigns for loans and securities portfolios at year-end 2015 and 2014. See “—Total lending and treasury exposure in the Eurozone” below for a discussion of the CEB’s total exposure in Eurozone countries.

CEB’S EXPOSURE TO SOVEREIGNS(1) FOR LOANS AND SECURITIES PORTFOLIOS

	2015				2014
	Loans(2)	Securities(3)	Total		Loans(2)	Securities(3)	Total
EU countries	8,028	3,444	11,472	EU countries	8,044	3,184	11,226
France	366	2,418	2,784	France	352	1,633	1,985
Spain	1,087	86	1,173	Germany	641	849	1,490
Belgium	943	60	1,003	Spain	1,115	105	1,221
Germany	602	304	906	Belgium	905	20	925
Cyprus	577		577	Cyprus	619		619
Portugal	213	200	413	Portugal	170	200	370
Finland	210	76	285	Italy	92	160	252
Italy	68	160	228	Finland	154	76	229
Lithuania	162		162	Ireland	118	10	128
Ireland	125	10	135	Austria (4)	6	89	95
Slovak Republic	130		130	Slovak Republic	48		48
Austria (4)	38	88	127	Luxembourg		42	42
Luxembourg		42	42	Malta	38		38
Slovenia	37		37	Latvia	31		31
Malta	28		28	Estonia	23		23
Latvia	27		27	Slovenia	18		18
Estonia	20		20

Sub-total Eurozone	4,633	3,444	8,077	Sub-total Eurozone	4,329	3,184	7,513

Poland	1,070		1,070	Poland	1,078		1,078
Hungary	916		916	Hungary	984		984
Romania	825		825	Romania	862		862
Croatia	287		287	Croatia	281		281
Denmark	173		173	Denmark	187		187
Sweden	56		56	Lithuania	137		137
Czech Republic	36		36	Sweden	108		108
Bulgaria	32		32	Czech Republic	39		39
				Bulgaria	37		37

Sub-total Others	3,396		3,396	Sub-total Others	3,713		3,713

Non EU countries	1,521		1,521	Non EU countries	1,393		1,393
Turkey	1,193		1,193	Turkey	1,074		1,074
Albania	103		103	Albania	107		107
Serbia	73		73	Serbia	77		77
“the former Yugoslav Republic of Macedonia”	64		64	“the former Yugoslav Republic of Macedonia”	53		53
Bosnia and Herzegovina	38		38	Bosnia and Herzegovina	32		32
Moldova (Republic of)	25		25	Moldova (Republic of)	23		23
Montenegro	13		13	Iceland	17		17
Iceland	12		12	Montenegro	9		9
Supranational institutions (5)		754	754	Supranational institutions (5)	2	688	690

Total	9,549	4,199	13,748	Total	9,437	3,871	13,308

(1)	Sovereigns include: states, public administrations, state financial institutions, special state financial institutions.
(2)	Loans reported at nominal value and excluding interest.
(3)	Securities reported at nominal value and excluding accrued interest.
(4)	Austria is not a Member State. The projects are to be undertaken in a Member State but then guaranteed by Austrian counterparties.
(5)	Organizations composed of several nations, operating beyond the authority of one national government.

Total lending and treasury exposure in the Eurozone

As a result of increased economic stability in Europe, the CEB’s risk quality improved for both lending and treasury counterparties in 2015. The Bank’s overall credit risk exposure on all its transactions (loans, securities, deposits and derivatives) in the Eurozone represented 60% of its total exposure as of December 31, 2015, compared to 60% as of December 31, 2014. The table below presents the CEB’s lending exposure (i.e., loans) and treasury exposure (i.e., securities, deposits and derivatives) in Eurozone countries for 2015.

EXPOSURE IN THE EUROZONE

			in millions of euros
	TREASURY	LOANS(1)	TOTAL
AUSTRIA (2)	88	289	377
BELGIUM	60	1,117	1,177
CYPRUS	0	577	577
GERMANY	987	619	1,606
ESTONIA	0	20	20
SPAIN	91	1,634	1,725
FINLAND	76	308	384
FRANCE	3,560	1,682	5,242
IRELAND	10	125	135
ITALY	160	614	774
LITHUANIA	0	164	164
LUXEMBOURG	42	0	42
LATVIA	0	59	59
MALTA	0	28	28
NETHERLANDS	774	0	774
PORTUGAL	200	213	413
SLOVENIA	0	84	84
SLOVAK REPUBLIC	0	130	130

	6,048	7,664	13,712

(1)	Loans reported at nominal value and excluding interest.
(2)	Austria is not a Member State. The projects are to be undertaken in a Member State but then guaranteed by Austrian counterparties.

Loan portfolio

At year-end 2015, loans outstanding stood at €13.1 billion, representing an increase of 4.0% compared to year-end 2014. The portfolio breakdown by type of counterparty shows that 47.4% of loans outstanding at year-end 2015 were extended to sovereigns (compared to 48.4% at year-end 2014), 25.6% to sub-sovereign administrations and financial institutions (compared to 26.7% at year-end 2014), 25.1% to other financial institutions (compared to 23.2% at year-end 2014) and 1.8% to other counterparties (compared to 1.7% at year-end 2014).

Loans outstanding rated “investment grade” represented 80.5% of the total portfolio at year-end 2015 (compared to 78.5% at year-end 2014). This improvement in credit quality mirrors the relative economic stability over the course of 2015 and the corresponding improvements in the ratings of certain counterparties with a positive impact on 14% of the loan portfolio, which was partially offset by the downgrade of some counterparties’ rating concerning 5.7% of the portfolio.

Loans outstanding to counterparties not rated by international rating agencies represented 4.5% of the overall loan portfolio at year-end 2015 (4.1% at year-end 2014) and the internal rating assigned to these counterparties was spread between 3.0 and 9.5, stable compared 2014. Please see Note B (“Financial risk”) to the Bank’s audited financial statements for a further discussion of the CEB’s internal rating system.

At year-end 2015, the amount of credit enhancements in the loan portfolio totaled €5.9 billion (compared to €5.4 billion as of December 31, 2014); these enhancements were comprised of guarantees for €5.3 billion (compared to €4.8 billion at year-end 2014) and of €0.6 billion in collateral (compared to €0.6 billion at year-end 2014).

In 2015 and 2014, the CEB did not record any new non-performing loans.

As is the case for other multilateral development banks, the Bank’s policy is not to reschedule interest or capital payments on its loans and not to participate in debt rescheduling agreements.

The following tables display, respectively, the breakdown of the loan portfolio by rating and by type of counterparty, and the share of the loans outstanding with the CEB’s ten main counterparties, each for the two years ended December 31, 2015 and 2014:

LOAN PORTFOLIO BY RATING AND BY TYPE OF COUNTERPARTIES (1)

	2015				2014
	AAA/AA	A/BBB	BIG(2)	Total	AAA/AA	A/BBB	BIG(2)	Total
Sovereign	241	3,647	2,310	6,198	250	3,472	2,355	6,077
Sub-sovereign administration and financial institutions (state-owned, region-owned, etc.)	1,544	1,785	22	3,352	1,552	1,779	27	3,358
IFI, International organizations	2.0			2.0	1.8			1.8
Other financial institutions	99	3,137	51	3,286	126	2,633	154	2,913
Non-financial institutions	20	51	163	234		52	165	217

Total	1,906	8,619	2,546	13,072	1,929	7,936	2,701	12,568

(1)	Loans reported after credit risk mitigation at nominal value and excluding accrued interest. Ratings presented are those as recommended by the Basel Committee (second best rating) or, when not rated by international rating agencies, an internal rating.
(2)	Below investment grade.

LOANS OUTSTANDING WITH TEN MAIN COUNTERPARTIES (1)

	2015						2014
		AAA/AA	A/BBB	BIG(2)	Total	%		AAA/AA	A/BBB	BIG(2)	Total	%
1.	Turkey		1,193	—	1,193	9%	Turkey		1,074	—	1,074	9%
2.	Hungary			916	916	7%	Hungary			984	984	8%
3.	Romania		825	—	825	6%	Romania		862	—	862	7%
4.	Spain		623	—	623	5%	Spain		642	—	642	5%
5.	Cyprus			577	577	4%	Cyprus			619	619	5%
6.	Crédit Agricole		538	—	538	4%	Région Wallonne		495	—	495	4%
7.	Région Wallonne		519	—	519	4%	Crédit Agricole		493	—	493	4%
8.	Poland		474	—	474	4%	Poland		463	—	463	4%
9.	Région de Flandres	322		—	322	2%	PKO Bank		313	—	313	2%
10.	PKO Bank		321	—	321	2%	CaixaBank		306	—	306	2%

	Sub-total	322	4,492	1,493	6,307	48%	Sub-total		4,648	1,603	6,251	50%

	Others	1,584	4,127	1,053	6,764	52%	Others	1,929	3,288	1,098	6,317	50%

	Total	1,906	8,619	2,546	13,072	100%	Total	1,929	7,936	2,701	12,568	100%

(1)	Loans reported after credit risk mitigation at nominal value and excluding accrued interest. Ratings presented are those as recommended by the Basel Committee (second best rating) or, when not rated by international rating agencies, an internal rating.
(2)	Below investment grade.

Financing Commitments

As discussed above under “Financial Review—Balance Sheet—Financing commitments and stock of projects awaiting financing”, financing commitments are approved projects still awaiting financing and for which a framework loan agreement has been signed. During 2015, financing commitments increased slightly from €2.9 billion at year-end 2014 to €3.1 billion at year-end 2015. At year-end 2015, financing commitments rated “investment grade” represented 72.2% of the total portfolio, compared to 70.5% at year-end 2014.

The following table displays the breakdown of financing commitments to counterparties by Member State and by rating for the two years ended December 31, 2015 and 2014.

EXPOSURE ON FINANCING COMMITMENTS (1)

	2015				2014
	AAA/AA	A/BBB	BIG(2)	Total	AAA/AA	A/BBB	BIG(2)	Total
France	98	406		504	50	314		364
Slovak Republic		452		452		193		193
Turkey		433		433		290		290
Belgium		233		233	50			50
Romania		190	25	215		224	25	249
“the former Yugoslav Republic of Macedonia”			173	173			90	90
Cyprus			142	142			142	142
Poland		134		134		138		138
Portugal			115	115			170	170
Republic of Serbia			95	95			112	112
Croatia			82	82			134	134
Austria (3)		75		75		148		148
Lithuania		70		70
Bosnia and Herzegovina			67	67			74	74
Hungary			63	63			38	38
Germany	45	10		55	179	6		185
Moldova (Republic of)			46	46			49	49
Albania			44	44			4	4
Spain		40		40		190		190
Czech Republic		35		35		85		85
Finland		30		30	60	50		110
Montenegro			16	16			10	10
Supranational	1			1
Slovenia						20		20
Ireland						21		21
Italy						3		3

Total	144	2,107	868	3,119	339	1,681	848	2,868

(1)	Financing commitments are reported after credit risk mitigation. Ratings presented are those as recommended by the Basel Committee (second best rating) or, when not rated by international rating agencies, an internal rating.
(2)	Below investment grade.
(3)	Austria is not a Member State. The projects are to be undertaken in a Member State but then guaranteed by Austrian counterparties.

Securities portfolios

The Bank manages two securities portfolios: a portfolio of financial assets held to maturity and a portfolio of available-for-sale financial assets (see “Financial Review—Balance Sheet—Securities Portfolio”). The following table details the share of both securities portfolios and displays the breakdown by rating of each of these portfolios for the two years ended December 31, 2015 and 2014.

EXPOSURE ON SECURITIES PORTFOLIOS (1)

	2015				2014
	AAA/AA	A/BBB	BIG(2)	Total	AAA/AA	A/BBB	BIG(2)	Total
Financial assets held to maturity
France	1,173			1,173	1,327			1,327
Supranationals	378			378	378			378
Germany	202			202	175			175
Portugal			200	200			200	200
Netherlands	182			182	182			182
Italy		160		160		160		160
Finland	76			76	76			76
Austria	53			53	53			53
Luxembourg	42			42	42			42
Spain		40		40		40		40
Ireland		10		10		10		10
Sweden	8			8
Belgium					10			10

Sub-total	2,113	210	200	2,523	2,242	210	200	2,652

Financial assets available for sale
France	390	855		1,245	446	693		1,139
United States of America		535		535		835
Netherlands	477			477	532			532
Supranational	377			377	310			310
Switzerland		229		229		400		400
Germany	102			102	764	240		1,004
United Kingdom	100			100		200		200
Norway	69			69	73			73
Canada	65			65	15			15
Australia	62			62
Belgium	60			60	10			10
Spain		46		46		65		65
Austria	35			35	36			36

Sub-total	1,737	1,665		3,402	2,185	2,433		4,617

Total	3,850	1,875	200	5,925	4,427	2,643	200	7,269

(1)	Securities reported at nominal value and excluding accrued interest. Ratings presented are those as recommended by the Basel Committee (second best rating) or, when not rated by international rating agencies, an internal rating.
(2)	Below investment grade.

Derivatives

The Bank uses derivatives solely as an end user for hedging purposes, namely to hedge the interest rate and currency risks on its issues, loans and treasury operations in accordance with the policy adopted by the Administrative Council. Before entering into a derivative transaction, credit clearance of the counterparty by the Finance & Risk Committee and an ISDA Master framework agreement are required. In addition, for transactions with a maturity of over five years, the counterparty must have a minimum rating of AA or have signed a Credit Support Annex. Swap transactions are valued at their net present value and the positions per counterparty are monitored daily so that additional collateral is requested if necessary.

At year-end 2015, the breakdown of derivatives by type of hedge was 73.0% for issues (compared to 75.9% at year-end 2014), 20.3% for loans (compared to 17.9% at year-end 2014) and 6.7% for securities (compared to 6.2% at year-end 2014).

All outstanding derivatives were collateralized at year-end 2015, unchanged compared to year-end 2014. The Bank can receive cash deposits, AAA/AA rated securities (US, German, UK, French or Dutch government bonds) and/or, on a case-by-case basis, other fixed rate fixed maturity securities upon approval by the CEB as collateral for derivatives.

The breakdown of the nominal value of swaps by instrument and by maturity is shown in the table below.

MATURITY OF SWAP INSTRUMENTS

						in millions of euros
	2015					2014
	less than 1 year	1 to 5 years	5 to 10 years	10 years or more	Total	less than 1 year	1 to 5 years	5 to 10 years	10 years or more	Total
Total (a)	3,334	13,694	6,139	2,376	25,542	5,334	12,072	5,598	2,537	25,540
Currency-rate swaps	2,650	9,424	707	454	13,235	4,783	9,219	1,188	553	15,743
Interest-rate swaps	684	4,269	5,432	1,922	12,306	550	2,853	4,410	1,983	9,797
thereof: collateralized (b)	3,334	13,694	6,139	2,376	25,542	5,334	12,072	5,598	2,537	25,540
(b)/(a)	100%	100%	100%	100%		100%	100%	100%	100%

Market Risk

Market risk is defined as a risk of loss incurred as a result of unfavorable changes in interest or currency exchange rates. Within the ambit of its ordinary operations (issuing, loans and securities operations), the Bank is exposed to interest rate and currency risks. The CEB attempts to hedge itself against these risks in order to reduce interest rate risks and currency risks to a minimum.

As discussed further above under “—Key Risk Responsibilities—Dedicated Departments”, interest rate risk and currency risk are measured and reviewed by the ALM Department under the authority of the Chief Financial Officer. If necessary, the ALM Department informs the Chief Financial Officer about any actual or projected limit overrun, records it in the ALM report and proposes actions to the ALM Committee with a view to restraining the nature and amount of identified risks.

Interest rate risks

The Bank manages its overall balance at variable rates (except for its held-to-maturity assets portfolio), either directly or through hedging swaps. Macro-hedging can also be considered if necessary. Since the Bank performs no trading operations, the Basel Committee requirements for capital allocation would not apply (even if the Bank were subject to those requirements). As a result of the Bank’s hedging strategy, the interest rate risk in the Bank’s balance sheet is limited to the amount of the held-to-maturity financial assets portfolio. This portfolio is equivalent in volume to the sum of usable equity (as defined above under “Financial Review—Balance Sheet—Securities Portfolio”), the cash balance of the Social Dividend Account and provisions for post-employment social commitments.

Currency risks

The CEB’s strategy with respect to currency risk is not to take any position and to finance assets and liabilities in a single currency. The residual risk arising from gains and losses in currencies other than the euro is systematically monitored and hedged on a monthly basis. The net open position is limited to the equivalent of €1 million per currency. As of December 31, 2015, the net open position amounted to €2.1 million, compared to €1.3 million as of December 31, 2014.

Liquidity Risk

The projected liquidity position is subject to daily monitoring. Projections are made on future cash flows, taking into account existing commitments (such as loans, issuing and securities). These projections also include the level of liquidity which would result if any early repayment options of counterparties were exercised, assuming all borrowings are reimbursed at the first exercise date.

Daily liquidity monitoring is supplemented by quarterly stress tests presented to the ALM Committee based on counterparty assumptions that simulate the situation of projected liquidity in the event of particularly unfavorable hypotheses materializing. The applied stress tests plan the liquidity situation before and after prepayments. In accordance with the Basel II framework and its differentiated approach to risk, they calculate borrower default on the basis of outstanding loans weighted by the probability of default rate published by rating agencies for a given maturity and rating class. An internal rating is assigned to counterparties not rated by rating agencies (see “—Credit Risk—Internal rating process”). The CEB also evaluates the financial impact of a “crash” scenario where the default probability applied to “below investment grade” borrowers is 100% without possibility of recovery.

The Bank’s liquidity must also comply with the liquidity ratio (as discussed above under “—Prudential Framework—Liquidity Ratio”).

The liquidity risk mirrors the Bank’s projected treasury situation.

CEB LIQUIDITY POSITION AS OF DECEMBER 31, 2015 AND DECEMBER 31, 2014 (1)

						in thousands of euros
	Current outstanding			Non-current outstanding
December 31, 2015	Up to 1 month	1 to 3 months	More than 3 months up to 1 year	1 to 5 years	More than 5 years	Total
Assets
Cash in hand, balances with central banks	476,467					476,467
Available-for-sale financial assets	378,084	833,974	799,847	1,051,829	567,831	3,631,565
Loans and advances to credit institutions and to customers
Loans	36,834	91,869	1,318,865	6,985,792	5,638,276	14,071,635
Advances	1,263,964	1,029,530				2,293,494
Financial assets held to maturity	3,700	17,822	285,363	916,287	2,144,949	3,368,121

Sub-total of assets	2,159,049	1,973,194	2,404,075	8,953,908	8,351,056	23,841,283

Liabilities
Amounts owed to credit institutions and to customers	129,812	32	6,699	53,511	40,044	230,098
Debt securities in issue		1,435,731	1,553,798	12,615,549	4,540,164	20,145,242
Deposits of guarantees received	1,682,498					1,682,498
Social Dividend Account (SDA)	60,610					60,610

Sub-total of liabilities	1,872,921	1,435,763	1,560,496	12,669,059	4,580,208	22,118,448

Off-balance sheet
Financing commitments (2)	(217,750)	(163,550)	(1,118,700)	(1,147,414)	(472,041)	(3,119,455)
Term financial instruments
To be received	98,645	1,467,025	1,736,938	10,559,300	1,210,146	15,072,054
To be paid	(117,435)	(1,150,917)	(1,317,695)	(8,999,568)	(1,254,761)	(12,840,376)

Sub-total of off-balance sheet	(236,540)	152,558	(669,457)	412,318	(516,656)	(887,777)

Total by maturity 2015	49,588	689,990	144,121	(3,302,833)	3,254,191	835,057

						in thousands of euros
	Current outstanding			Non-current outstanding
December 31, 2014	Up to 1 month	1 to 3 months	More than 3 months up to 1 year	1 to 5 years	More than 5 years	Total
Assets
Cash in hand, balances with central banks	203,897					203,897
Available-for-sale financial assets	384,711	625,731	1,848,256	1,402,775	630,529	4,892,001
Loans and advances to credit institutions and to customers
Loans	37,702	213,466	1,175,352	6,344,845	5,954,665	13,726,030
Advances	1,599,181	700,074				2,299,255
Financial assets held to maturity	9,985	100,722	183,055	972,585	2,332,878	3,599,225

Sub-total of assets	2,235,476	1,639,993	3,206,662	8,720,205	8,918,071	24,720,407

Liabilities
Amounts owed to credit institutions and to customers	157,714	126	128	47,503	53,637	259,109
Debt securities in issue	829,833	1,060,556	3,323,785	11,554,998	4,343,847	21,113,018
Deposits of guarantees received	1,122,720					1,122,720
Social Dividend Account (SDA)	70,296					70,296

Sub-total of liabilities	2,180,562	1,060,682	3,323,912	11,602,502	4,397,484	22,565,142
Off-balance sheet
Financing commitments (2)	(169,000)	(180,000)	(950,000)	(1,107,271)	(461,879)	(2,868,150)
Term financial instruments
To be received	847,758	1,181,878	3,481,528	10,459,759	1,881,539	17,852,461
To be paid	(708,013)	(1,019,548)	(3,023,677)	(9,411,402)	(1,904,617)	(16,067,257)

Sub-total of off-balance sheet	29,255	(17,670)	(492,149)	(58,914)	(484,957)	(1,082,945)

Total by maturity 2014	25,659	561,641	609,400	(2,941,210)	4,035,630	1,072,320

(1)	The table features future and non-discounted contractual flows, including non-accrued interest, classified by maturity according to the outstanding duration between December 31, 2015 and the contractual maturity date. Off-balance sheet items consist of cash flows related to swaps entered into in the ordinary course of the Bank’s operations.
(2)	In 2015, the sign of the “Financing commitments” item was reversed in order to reflect the sense of liquidity.

Operational Risk

The CEB defines operational risk as the risk of potential loss resulting from inadequate or failed internal processes, people and systems or from external events, including legal risk. Moreover, the CEB takes into account reputational risks linked to its activities. By deliberately choosing to apply the Basel Committee recommendations and best practices, the Bank is committed to constantly assessing its operational risks and to implementing the appropriate mitigating measures. The operational risk framework is reviewed and approved at the biannual meetings of the Committee for Operational Risks and Organization and the extent of operational risk is calculated and presented in the quarterly Risk Management Report.

The Basic Indicator Approach (proposed under Basel II) is adopted to calculate an operational risk charge against the Bank’s prudential equity (defined as paid-in capital, reserves and net profit). The Bank calculates this capital charge on the basis of the average net banking income over the previous three years. As of December 31, 2015, the charge amounted to €24.9 million, up from €24.0 million as of December 31, 2014.

GOVERNANCE

The CEB is administered, supervised and managed by a Governing Board, an Administrative Council, a Governor and an Auditing Board.1

Governing Board

Powers

The Governing Board is the supreme organ of the Bank and is vested with all powers that have not been delegated to the Administrative Council. The Bank’s Articles of Agreement specify certain functions and powers exercised by the Governing Board, including setting out the general orientations for the Bank’s activity and authorizing co-operation agreements with other international organizations, laying down the conditions for Bank membership, deciding capital increases, and approving the annual Report of the Governor, the accounts and the Bank’s general balance sheet. It elects its own Chairman and the Chairman of the Administrative Council and appoints the Governor, the Vice-Governors and the members of the Auditing Board.

The Governing Board is also required to state a position on the recommendations and opinions transmitted to it by the Committee of Ministers and the Parliamentary Assembly of the Council of Europe.

Decision-making

The discussions and decisions of the Governing Board are not valid unless two-thirds of its members are present. Each Member State of the CEB has one vote for each participating certificate held by it. Any Member State that has failed to pay required capital that has come due may not, for as long as such non-payment persists, exercise the voting rights corresponding to the sum due and not paid up.

Decisions are reached by a majority of the Member States voting in favor or against and holding two-thirds of the votes cast. A majority of three-quarters of the Member States voting in favor or against and holding three-quarters of the votes cast is required for assuming, under exceptional circumstances and for a specified period, powers delegated to the Administrative Council. The same majority is required for adjusting the apportionment of ownership not resulting from the admission of new Member States. A unanimous vote is required for suspending or terminating the Bank’s operations and amending the Articles, although any change in the stated aims of the Bank expressed in the Articles requires approval of the Committee of Ministers.

Composition

The Governing Board is composed of a Chairman and one representative appointed by each Member State, which as a general rule is the Member State’s ambassador to the Council of Europe in Strasbourg, France.

The Chairman reports on the Bank’s activities to the Parliamentary Assembly of the Council of Europe and to the Committee of Ministers at least once a year and forwards the Annual Report of the Governor to the Committee of Ministers. Each Member State of the Bank is entitled to present a candidate for the Chairmanship.

The Secretary General of the Council of Europe or his representative is entitled to participate in the meetings of the Governing Board without the right to vote. As a general rule, the Governor or his representative, the Bank’s legal adviser and the Secretariat of the organs also participate in meetings.

Administrative Council

Powers

The Administrative Council possesses all those powers delegated to it by the Governing Board under the Articles, although the Governing Board may reassume such powers from the Administrative Council in exceptional circumstances for a specified period. Among other functions, the Administrative Council establishes and supervises operational policies, approves loan projects and votes on the Bank’s operating budget. The Administrative Council may at any time appoint committees from among its members and delegate specified powers to such committees.

[1]	The Bank’s organs are: the Governing Board, the Administrative Council, the Governor and the Auditing Board. In accordance with Article XIII, the secretariat of the Bank’s organs is provided by the Secretariat of the Partial Agreement on the Council of Europe Development Bank in Strasbourg (Head of the Partial Agreement: Ms Giusi Pajardi; Executive Secretary to the Organs: Mr György Bergou).

Decision-making

Decisions of the Administrative Council are only valid if two-thirds of its Member States’ representatives are present. Each Member State possesses one vote for each participating certificate held by it. Most decisions of the Administrative Council are taken by a vote with simple majority of the votes cast, although some require a majority of the Member States (not counting those Member States which abstain from voting) and a majority of the votes cast. These include decisions on proposals and opinions addressed to the Governing Board concerning (i) adjustments to the Bank’s capital and its apportionment, increases or reductions in the authorized capital; (ii) the suspension or termination of the Bank’s operations and, in the event of liquidation, distribution of its assets; (iii) the appointment of the members of the Auditing Board; and (iv) the appointment of the external auditor and establishment of its terms of reference. In addition, the Administrative Council takes, by simple majority of the Member States and a majority of two-thirds of the votes cast, decisions regarding investment projects that have not received an opinion as to admissibility.

Composition

The Administrative Council is composed of a Chairman appointed by the Governing Board for a three-year term and one representative appointed by each Member State, as a general rule from the ministry of finance of the Member State. Its Chairman is elected by the Governing Board. The term of office of the Chairman is three years and is renewable for a second three-year term. The Chairman does not have the right to vote.

The Secretary General of the Council of Europe may participate in or be represented at the meetings. As a general rule, the Governor or his representative, the Bank’s legal adviser and the Secretariat of the organs also participate in meetings. The Administrative Council may, when it deems necessary, invite representatives of international organizations or any other interested person to participate in its proceedings, but such invitees do not have the right to vote.

Current Membership of the Governing Board and the Administrative Council

The following are the representatives to the Governing Board and Administrative Council of the CEB as of December 31, 2015 (unless otherwise indicated).

GOVERNING BOARD		ADMINISTRATIVE COUNCIL
Chairpersons
Dominique LAMIOT Administrator General of Public Finance and Director of Public Finance for Hauts-de-Seine, Nanterre		Joseph LICARI Former Permanent Representative of Malta to the Council of Europe, Strasbourg
Vice-Chairs
Miroslav PAPA Ambassador Extraordinary and Plenipotentiary, Permanent Representative of Croatia to the Council of Europe, Strasbourg		Zoran ĆIROVIĆ Former Chairman of the Securities Commission of the Republic of Serbia, Belgrade
Carola BJØRKLUND (since March 19, 2016) Coordinator for Council of Europe Affairs, Ambassador, Ministry of Foreign Affairs, Oslo
Albania
Ardiana HOBDARI Ambassador Extraordinary and Plenipotentiary, Permanent Representative of Albania to the Council of Europe, Strasbourg		Erjon LUÇI Deputy Minister, Ministry of Finance, Tirana
Belgium
Dirk VAN EECKHOUT Ambassador Extraordinary and Plenipotentiary, Permanent Representative of Belgium to the Council of Europe, Strasbourg		Ronald DE SWERT Head International and European Financial Affairs, Belgian Treasury, Federal Public Service Finance, Brussels
Bosnia and Herzegovina
Almir SĂHOVIĆ Ambassador Extraordinary and Plenipotentiary, Permanent Representative of Bosnia and Herzegovina to the Council of Europe, Strasbourg		Ljerka MARIĆ Director, Directorate for Economic Planning, Council of Ministers, Sarajevo

Predrag GRGIĆ (since January 12, 2016) Ambassador Extraordinary and Plenipotentiary, Permanent Representative of Bosnia and Herzegovina to the Council of Europe, Strasbourg

GOVERNING BOARD		ADMINISTRATIVE COUNCIL
Bulgaria
Katya TODOROVA Ambassador, Permanent Representative of Bulgaria to the Council of Europe, Strasbourg		Gergana BEREMSKA Director, Directorate of International Financial Institutions and Cooperation, Ministry of Finance, Sofia
Croatia
Miroslav PAPA Ambassador Extraordinary and Plenipotentiary, Permanent Representative of Croatia to the Council of Europe, Strasbourg		Igor RAÐENOVIĆ Deputy Minister, Ministry of Finance, Zagreb
Cyprus
Theodora CONSTANTINIDOU Ambassador, Permanent Representative of Cyprus to the Council of Europe, Strasbourg		Christos PATSALIDES Permanent Secretary, Ministry of Finance, Nicosia
Czech Republic
Tomáš BOČEK Ambassador Extraordinary and Plenipotentiary, Permanent Representative of the Czech Republic to the Council of Europe, Strasbourg		Petr PAVELEK Director of the Debt and Financial Assets Management Department, Ministry of Finance, Prague

Emil RUFFER (since March 30, 2016) Ambassador Extraordinary and Plenipotentiary, Permanent Representative of the Czech Republic to the Council of Europe, Strasbourg
Denmark
Klavs A. HOLM Ambassador, Permanent Representative of Denmark to the OECD, Paris		Steen Ryd LARSEN Financial Counsellor, Permanent Representation of Denmark to the OECD, Paris
Estonia
Katrin KIVI Ambassador Extraordinary and Plenipotentiary Permanent Representative of Estonia to the Council of Europe, Strasbourg		Andres KUNINGAS Head of the EU and International Affairs Department, Ministry of Finance, Tallinn
Finland
Satu MATTILA-BUDICH Ambassador Extraordinary and Plenipotentiary, Permanent Representative of Finland to the Council of Europe, Strasbourg		Kristina SARJO Director, Financial Markets Department, Unit for International Affairs, Ministry of Finance, Helsinki
France
Jocelyne CABALLERO Ambassador, Permanent Representative of France to the Council of Europe, Strasbourg		Alice TERRACOL Head of Bilateral Relations and European Financial Instruments, Treasury Department, Ministry of Economy and Finance, Paris
Georgia
Konstantin KORKELIA Ambassador Extraordinary and Plenipotentiary, Permanent Representative of Georgia to the Council of Europe, Strasbourg		David LEZHAVA Deputy Minister, Ministry of Finance, Tbilisi
Germany
Gerhard KÜNTZLE Ambassador Extraordinary and Plenipotentiary, Permanent Representative of Germany to the Council of Europe, Strasbourg		Christof HARZER Head of Division, Multilateral Development Banks, Ministry of Finance, Berlin
Greece
Stelios PERRAKIS Ambassador, Permanent Representative of Greece to the Council of Europe, Strasbourg

Haris SIMOPOULOS

Head of Department for International Organisations and Regional Cooperation, General Directorate for International Economic and Trade Policy, Ministry of Economy, Development and Tourism, Athens

GOVERNING BOARD		ADMINISTRATIVE COUNCIL
Holy See
Mgr Paolo RUDELLI Special Envoy and Permanent Observer of the Holy See to the Council of Europe, Strasbourg		Mgr John Baptist ITARUMA Deputy Permanent Observer of the Holy See to the Council of Europe, Strasbourg
Hungary
Ferenc ROBÁK Ambassador Extraordinary and Plenipotentiary, Permanent Representative of Hungary to the Council of Europe, Strasbourg		Endre TÖRÖK Deputy Head of Department for International Finance, Ministry for National Economy, Budapest
Iceland
Berglind ÁSGEIRSDÓTTIR Ambassador Extraordinary and Plenipotentiary, Permanent Representative of Iceland to the Council of Europe, Paris		Ólafur SIGURÐSSON Director, Directorate for External Trade and Economic Affairs, Ministry for Foreign Affairs, Reykjavik
Ireland
Peter GUNNING Ambassador Extraordinary and Plenipotentiary, Permanent Representative of Ireland to the Council of Europe, Strasbourg		Frederick COOPER Principal Officer, International Institutions, Department of Finance, Dublin
Italy
Manuel JACOANGELI Ambassador Extraordinary and Plenipotentiary, Permanent Representative of Italy to the Council of Europe, Strasbourg		Bruno MANGIATORDI Director General, Directorate VI of the Treasury Department, Ministry of Economy and Finance, Rome
Kosovo
Edon CANA Consul General of Kosovo, Strasbourg		Arjeta NEZIRAJ Deputy Director of Department of Treasury, Ministry of Finance, Pristina

Fatmir PLAKIQI (since February 1, 2016) Director of Department of Treasury, Ministry of Finance, Pristina
Latvia
Rolands LAPPUĶE Ambassador Extraordinary and Plenipotentiary, Permanent Representative of Latvia to the Council of Europe, Strasbourg		Inta VASARAUDZE Director, Department of Economic Analysis, Ministry of Finance, Riga
Liechtenstein

Daniel OSPELT
Ambassador Extraordinary and Plenipotentiary, Permanent Representative of Liechtenstein to the Council of Europe, Strasbourg

Lithuania
Laima JUREVIČIENĖ Ambassador Extraordinary and Plenipotentiary, Permanent Representative of Lithuania to the Council of Europe, Strasbourg		Aloyzas VITKAUSKAS Vice-Minister, Ministry of Finance, Vilnius
Luxembourg
Michèle EISENBARTH Ambassador Extraordinary and Plenipotentiary, Permanent Representative of Luxembourg to the Council of Europe, Strasbourg		Arsène JACOBY Senior Advisor, Ministry of Finance, Luxembourg
Malta
Joseph FILLETTI Ambassador, Permanent Representative of Malta to the Council of Europe, Strasbourg		Tania CARABOTT Deputy Permanent Representative of Malta to the Council of Europe, Strasbourg

GOVERNING BOARD		ADMINISTRATIVE COUNCIL
Moldova (Republic of)
Marvin CEBOTARI (Substitute) Chargé d’Affaires a.i., Deputy Permanent Representative of the Republic of Moldova to the Council of Europe, Strasbourg		Anatol ARAPU Minister, Ministry of Finance, Chişinau

Corina CÁLUGÁRU (since January 14, 2016) Ambassador, Permanent Representative of the Republic of Moldova to the Council of Europe, Strasbourg		Tudor COPACI (since March 18, 2016) General Secretary of the Government, Chişinau
Montenegro
Božidarka KRUNIĆ Ambassador Extraordinary and Plenipotentiary, Permanent Representative of Montenegro to the Council of Europe, Strasbourg		Nikola VUKIĆEVIĆ Deputy Minister for Budget, Ministry of Finance, Podgorica
Netherlands
Onno ELDERENBOSCH Ambassador Extraordinary and Plenipotentiary, Permanent Representative of the Netherlands to the Council of Europe, Strasbourg		Jan HEIDSMA Advisor, Ministry of Foreign Affairs, The Hague
Norway
Astrid HELLE Ambassador Extraordinary and Plenipotentiary, Permanent Representative of Norway to the Council of Europe, Strasbourg		Carola BJØRKLUND Coordinator for Council of Europe Affairs, Ambassador, Ministry of Foreign Affairs, Oslo
Poland
Janusz STAŃCZYK Ambassador Extraordinary and Plenipotentiary, Permanent Representative of Poland to the Council of Europe, Strasbourg		Artur RADZIWIŁŁ Undersecretary of State, Ministry of Finance, Warsaw

Leszek SKIBA (since January 14, 2016) Undersecretary of State, Ministry of Finance, Warsaw
Portugal
Luís Filipe CASTRO MENDES Ambassador, Permanent Representative of Portugal to the Council of Europe, Strasbourg		José MORENO Adviser, Department for Cooperation and International Affairs, Ministry of Finance, Lisbon

Romania

Livia RUSU (Substitute) Chargé d’Affaires a.i., Deputy Permanent Representative of Romania to the Council of Europe, Strasbourg		Boni CUCU General Director, International Financial Relations General Directorate, Ministry of Public Finance, Bucharest
San Marino
Guido BELLATTI CECCOLI Ambassador, Permanent Representative of San Marino to the Council of Europe, Strasbourg		Nicola CECCAROLI Counsellor, Ministry of Finance, San Marino
Serbia
Zoran POPOVIĆ Ambassador Extraordinary and Plenipotentiary, Permanent Representative of Serbia to the Council of Europe, Strasbourg		Zoran ĆIROVIĆ Former Chairman of the Securities Commission of the Republic of Serbia, Belgrade
Slovak Republic
Drahoslav ŠTEFÁNEK Ambassador Extraordinary and Plenipotentiary, Permanent Representative of the Slovak Republic to the Council of Europe, Strasbourg		Martina KOBILICOVÁ Director General, Department of International Relations, Ministry of Finance, Bratislava

GOVERNING BOARD		ADMINISTRATIVE COUNCIL
Slovenia
Eva TOMIČ Ambassador Extraordinary and Plenipotentiary, Permanent Representative of Slovenia to the Council of Europe, Strasbourg		Martin ZDOVC Undersecretary of State, International Finance Department, Ministry of Finance, Ljubljana
Spain
Javier GIL CATALINA Ambassador Extraordinary and Plenipotentiary, Permanent Representative of Spain to the Council of Europe, Strasbourg		Jorge DAJANI GONZALEZ Director General of Macroeconomic Analysis and International Economy, Ministry of Economy and Competitiveness, Madrid
Sweden
Torbjörn HAAK Ambassador Extraordinary and Plenipotentiary, Permanent Representative of Sweden to the Council of Europe, Strasbourg		Susanne OLSSON Deputy Director, International Department, Ministry of Finance, Stockholm
Anders WAHLBERG (since January 12, 2016) Senior Advisor and Deputy Head of Division for International Financial Institutions, Ministry of Finance, Stockholm
Switzerland
Markus BÖRLIN Ambassador Extraordinary and Plenipotentiary, Permanent Representative of Switzerland to the Council of Europe, Strasbourg		Michelle GYSIN Deputy Head of Multilateral Cooperation, State Secretariat for Economic Affairs, Bern

“the former Yugoslav Republic of Macedonia”

Petar POP-ARSOV Ambassador Extraordinary and Plenipotentiary, Permanent Representative of “the former Yugoslav Republic of Macedonia” to the Council of Europe, Strasbourg		Natasa STOJMANOVSKA State Secretary, Ministry of Finance, Skopje
Turkey
Erdoğan İŞCAN Ambassador Extraordinary and Plenipotentiary, Permanent Representative of Turkey to the Council of Europe, Strasbourg		Hakan TOKAÇ Director General for Foreign Economic Relations, Undersecretariat of Treasury, Ankara

The Governor

The Governor of the CEB is the Bank’s legal representative and represents the CEB in all of its transactions and legal proceedings. The Governor is the head of the Bank’s operational services and is responsible for carrying out the day-to-day business and operating activities of the CEB based on the guidelines and the authorizations of the Administrative Council. He is responsible for the organization of the CEB’s operational services and for the Bank’s staff within the framework of the regulations adopted by the Administrative Council. He is assisted by one or more Vice-Governors and replaced by one of them if necessary. Pursuant to the Bank’s Articles of Agreement, the Vice-Governors are appointed by the Governing Board based on a proposal from the Governor, following an opinion on conformity from the Administrative Council and after consultation with the members of the Governing Board. The Governor determines the responsibilities of the Vice-Governors taking into account post descriptions approved by the Administrative Council.

The Governor and Vice-Governors are each appointed by the Governing Board for a five-year term (renewable once in the case of first-time appointments after November 2010). The current Governor and Vice-Governors are the following:

Governor and Vice-Governors	Position with CEB as at April 1, 2016	Years with CEB	Expiration of Current Term
Rolf Wenzel	Governor	4	December 17, 2016
Apolonio Ruiz-Ligero	Vice-Governor for Social Development Strategy	14	December 17, 2016
Carlo Monticelli	Vice-Governor for Financial Strategy	0.4	October 31, 2020

Auditing Board

Powers

The Auditing Board is required by the Articles to inspect the CEB’s accounts and verify that the operational accounts and balance sheet are in order, to certify in an annual report that the balance sheet and operational accounts accord with the books and records of the Bank, that they give an accurate and true picture of the state of the CEB’s affairs, and that the CEB is being managed according to the principles of sound financial management. Its audit is required to be conducted in accordance with generally accepted auditing standards.

The Auditing Board, as an independent supervisory body of the Bank’s activities, is entitled, separately from other controlling entities, to examine specific projects financed by the Bank. The audit may take place by review of documentation at the Bank and/or, in exceptional cases, and subject to the agreement of the Governor, by on-site visits. The Auditing Board has regular access to reports on internal audit activities, which includes a list of internal audits completed, audits in progress and status reports of audit findings. Moreover, the Auditing Board has full access to or may request for review all internal documents which it deems necessary to examine in order to carry out its duties. The Auditing Board may use external experts in cases where it is faced with a particular problem for which it requires specialized technical expertise that is not available among its members.

The Governor is required to inform the Auditing Board about the tenders for the appointment of the external auditor. Thereupon, the Auditing Board presents its opinion on the choice of the external auditor to the Administrative Council and the Governing Board as well as to the Governor and the Secretariat of the Partial Agreement.

KPMG was selected by the Governing Board to be the Bank’s external auditor through 2017.

Composition

The Auditing Board is composed of three members originating from the Member States of the CEB. The Governing Board appoints the members of the Auditing Board, including substitute members, according to a rotation scheme. The Member States are invited to present candidates having significant professional experience in the financial audit field. The term of office of each member is three years and not more than one member is permitted to retire each year. Outgoing members are required to attend the meetings of the Auditing Board as an advisor until the next rotation becomes effective the following year.

The current members of the Auditing Board and their principal professions as of April 1, 2016, are René Brülhart (President of the Financial Information Authority, Vatican City, Holy See), Dubravka Flinta (Head of National Fund Sector, Ministry of Finance, Zagreb, Croatia) and Viktor Gjorchev (Head of Internal Audit Department, Ministry of Finance, Skopje, “the former Yugoslav Republic of Macedonia”).

Staff

Over the years, the CEB has increased its staff numbers in accordance with the development of its activities. Thus, at year-end 2015, the Bank had a total of 193 permanent staff members in addition to appointed officials, compared to 183 permanent staff members at year-end 2014. Of the 193 staff members, 129 were professional staff (of which 40% were women and 60% were men) and 64 were support staff (of which 77% were women and 23% were men). Although women are generally well represented at the Bank, continued efforts are undertaken to improve diversity, particularly through higher representation of women at senior levels and in management positions. The CEB monitors other aspects of diversity, including educational background, and recruits actively from all Member States.